    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 28, 1999


                                                      REGISTRATION NO. 333-67747
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                                VERITAS DGC INC.
             (Exact name of registrant as specified in its charter)

            DELAWARE                            1382                           76-0343152
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
of incorporation or organization)    Classification Code Number)           Identification No.)

                          3701 KIRBY DRIVE, SUITE 112
                           HOUSTON, TEXAS 77098-3982
                                 (713) 512-8300
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                ANTHONY TRIPODO
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          3701 KIRBY DRIVE, SUITE 112
                           HOUSTON, TEXAS 77098-3982
                                 (713) 512-8300
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                          Copies of Communications to:

                               T. WILLIAM PORTER
                            PORTER & HEDGES, L.L.P.
                           700 LOUISIANA, 35TH FLOOR
                           HOUSTON, TEXAS 77002-2764
                                 (713) 226-0600

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE TIME UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             PRELIMINARY PROSPECTUS
                                  VERITAS LOGO
                                VERITAS DGC INC.
                                     ISSUER

                               Exchange Offer of
                     9 3/4% Senior Notes Due 2003, Series C
           For All Outstanding 9 3/4% Senior Notes Due 2003, Series B

THE SERIES C NOTES

- The terms of the Series C notes to be issued are virtually identical to the Series B notes, except for certain transfer restrictions, registration rights and liquidated damages provisions relating to the Series B notes.

MATERIAL TERMS OF THE EXCHANGE OFFER


- Expires at 5:00 p.m., Boston, Massachusetts time, on March 11, 1999, unless extended.


- Not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the staff of the SEC.

- All Series B notes that are validly tendered and not validly withdrawn will be exchanged.

- Tenders of Series B notes may be withdrawn any time prior to the expiration of the exchange offer.

- The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

  CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE SERIES C NOTES TO BE ISSUED IN THE EXCHANGE OFFER NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                 Subject to completion, dated January 28, 1999.


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT OFFER THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                               PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus, but does not contain all information that is important to you. This prospectus includes specific terms of the exchange offer and a description of Veritas DGC's business. This prospectus incorporates certain important business and financial information that is not included in or delivered with the prospectus. We encourage you to read both this prospectus and the materials referred to under the caption "Incorporation of Certain Documents by Reference."

                               THE EXCHANGE OFFER

     On October 28, 1998, we completed the private offering of $60.0 million aggregate principal amount of Series B notes.

     We entered into a registration rights agreement with the placement agent in which we agreed to deliver to you this prospectus and to complete the exchange offer on or prior to April 12, 1999. You are entitled to exchange your Series B notes for Series C notes with substantially identical terms. You should read the discussion under the headings "Summary of Terms of Series C Notes" and "Description of Notes" for further information regarding the Series C notes.

     We believe that the Series C notes may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, subject to certain conditions. You should read the discussion under the headings "Summary of the Exchange Offer" and "The Exchange Offer" for further information regarding the exchange offer and resale of Series C notes.

                         SUMMARY OF THE EXCHANGE OFFER

Registration Rights
Agreement....................   You are entitled to exchange your Series B notes
                                for Series C notes with substantially identical terms. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your Series
                                B notes.

The Exchange Offer...........   We are offering to exchange $1,000 principal
                                amount of Series C notes which have been registered under the Securities Act of 1933 for each $1,000 principal amount of our outstanding
                                Series B notes. To be exchanged, a Series B note must be properly tendered and accepted. All
                                Series B notes that are validly tendered and not validly withdrawn will be exchanged.

                                As of this date there is $60.0 million principal amount of Series B notes outstanding.

                                We will issue Series C notes promptly after the expiration of the exchange offer.

Expiration Date..............   The exchange offer will expire at 5:00 p.m.,
                                Boston, Massachusetts time, March 11, 1999, unless we decide to extend the expiration date.


Conditions to the Exchange
  Offer......................   The exchange offer is not subject to any
                                condition other than that it not violate applicable law or any applicable interpretation of the staff of the SEC.

Procedures for Tendering
  Series B Notes held in the
  Form of Book-Entry
  Interests..................   The Series B notes were issued in global
                                certificate form to the Depositary Trust
                                Corporation. Interests in the Series B notes, which are held by direct or indirect participants in DTC through book-entry interests, are shown on, and transfers of the outstanding Series B notes can be made only through, records maintained in book-entry form by DTC.

                                If you are a participant in DTC and you wish to tender your Series B notes pursuant to the exchange offer, you must either:

                                - cause DTC to transfer ownership of the Series
                                  B notes that you are tendering into the
                                  exchange agent's account prior to the
                                  expiration date of the exchange offer. You must also cause DTC to notify the exchange agent prior to the expiration date that DTC has obtained from you an electronic acknowledgement that you received and agreed to be bound by the letter of transmittal which accompanies this prospectus, and that Veritas DGC can enforce the letter of transmittal against you; or

                                - deliver to the exchange agent prior to the
                                  expiration date of the exchange offer the documents necessary for compliance with the procedures referred to below under the caption "Guaranteed Delivery Procedures."

                                If you are not a participant in DTC and you wish to tender your Series B notes pursuant to the exchange offer, you should promptly contact the broker, dealer, commercial bank, trust company or other nominee through whom you hold a beneficial interest in the Series B notes and instruct such person to tender on your behalf.

Guaranteed Delivery
Procedures...................   If you wish to tender your Series B notes and
                                time will not otherwise permit a valid tender to be made by the expiration date, you may nevertheless tender your Series B notes pursuant to the procedures described in this prospectus under the heading
                                "The Exchange Offer -- Guaranteed Delivery
                                Procedures."


Withdrawal Rights............   You may withdraw the tender of your Series B
                                notes at any time prior to 5:00 p.m., Boston, Massachusetts time, on March 11, 1999.


Certain U.S. Federal Income
  Tax Considerations.........   The exchange of Series B notes for Series C
                                notes will not be a taxable event for United
                                States federal income tax purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange.

Exchange Agent...............   State Street Bank and Trust Company is serving
                                as exchange agent for the exchange offer.

Resales......................   We believe that the Series C notes issued in the
                                exchange offer may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933 provided that:

                                - the Series C notes are being acquired in the
                                  ordinary course of your business;

                                - you are not participating, do not intend to
                                  participate, and have no arrangement or
                                  understanding with any person to participate, in the distribution of Series C notes issued to you; and

                                - you are not an affiliate of ours.

                                If our belief is inaccurate and you transfer any Series C note without delivering a prospectus meeting the requirements of the Securities Act of 1933 or without an exemption from such requirements, you may incur liability under the Securities Act of 1933. We do not assume or indemnify you against any such liability.

                                Each broker-dealer that is issued Series C notes in the exchange offer for its own account in exchange for Series B notes which were acquired by that broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act of 1933 in connection with any resale of the Series C notes issued in the exchange offer. A broker-dealer may use this prospectus for an offer to resell, resale or other retransfer of the Series C notes so issued.

                       SUMMARY OF TERMS OF SERIES C NOTES

The form and terms of the Series C notes to be issued in the exchange offer are the same as the form and terms of Series B notes except that the Series C notes will be registered under the Securities Act of 1933 and, therefore, will not bear legends restricting their transfer and will not be entitled to the benefit of the registration rights agreement. The Series C notes will evidence the same debt as the Series B notes. The Series B notes are and the Series C notes will be governed by the same indenture.

Aggregate Principal Amount...   $60.0 million.

Maturity.....................   October 15, 2003.

Yield and Interest...........   Interest on the Series C notes will accrue from
                                October 28, 1998 or the latest date through which interest has been paid. Interest will be payable semi-annually in arrears at a rate of 9.75% per year, on each April 15 and October 15.

Optional Redemption..........   On or after October 15, 2000, the Series C notes
                                will be redeemable, at our option, in whole or in part, at any time or from time to time, at the redemption prices described in this prospectus under the heading "Description of Notes -- Redemption" plus accrued and unpaid interest, if any, to the date of redemption. In addition, prior to October 15, 1999, Series C notes having a principal amount of up to $15.0 million may be redeemed with the proceeds of certain public offerings by Veritas DGC of our common stock.

Ranking......................   The Series C notes:

                                - are unsecured indebtedness of Veritas DGC
                                  Inc.;

                                - rank equal in right of payment with all of our
                                  existing and future unsubordinated
                                  indebtedness;

                                - are senior in right of payment to all of our
                                  existing and future subordinated indebtedness;

                                - will be effectively subordinated to certain of
                                  our secured indebtedness to the extent of such security interests; and

                                - will be junior to all existing and future
                                  liabilities, including trade payables, of our subsidiaries.

Certain Covenants............   The indenture under which the Series B notes
                                have been and the Series C notes are being issued contains certain covenants for your benefit which, among other things and subject to certain exceptions, restrict our ability to:

                                - incur indebtedness;

                                - make certain payments;

                                - issue capital stock of certain of our
                                  subsidiaries;

                                - issue guarantees;

                                - enter into transactions with stockholders and
                                  affiliates;

                                - create liens;

                                - engage in sale-leaseback transactions;

                                - sell assets; and

                                - with respect to Veritas DGC Inc., consolidate,
                                  merge or sell all or substantially all of its assets.

Change of Control............   Upon a change of control of Veritas DGC Inc., we
                                are required to make an offer to purchase the Series C notes from you at a purchase price equal to 101% of their aggregate principal amount on the date of purchase, plus accrued interest.

Form of Series C Notes.......   The Series C notes will be issued in global
                                certificate form to DTC. You will not receive
                                Series C notes in certificated form unless one of the events set forth under the heading
                                "Description of Notes -- Book-Entry; Delivery and Form" has occurred. Instead, beneficial interests in the Series C notes will be shown on, and transfers of these will be effected only through, records maintained in book-entry form by DTC.

                           PRINCIPAL EXECUTIVE OFFICE

Our principal offices are located at 3701 Kirby Drive, Suite 112, Houston, Texas 77098, and our telephone number is (713) 512-8300.

You should rely only on the information provided in this prospectus or incorporated into it by reference. No person has been authorized to provide you with different information.

We are not making the exchange offer in any jurisdiction where the offer is not permitted.

The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement on Form S-4 registering the exchange of the Series C notes for Series B notes. This prospectus, which is a part of the registration statement, omits certain information included in the registration statement.


     You may read and copy the registration statement, including the attached exhibits, and any reports, statements or other information that we file at the SEC's public reference room in Washington, D.C. You may also obtain information about Veritas DGC from the following regional offices of the SEC: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048.


     Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Copies of such material can be obtained by mail from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 at prescribed rates. Our SEC filings are also available to the public on the SEC's home page on the Internet at http://www.sec.gov.

     We file annual reports, quarterly reports, proxy statements, and other information with the SEC. In the event that we are no longer required to do so, we have agreed to file with the SEC, unless the SEC will not accept such a filing, and provide to the trustee and the holders of notes annual reports and the information, documents and other reports otherwise required pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                           FORWARD-LOOKING STATEMENTS

     The statements included in this prospectus, other than statements of historical facts, are forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Those statements include, among other things, the discussions of our business strategy and expectations concerning industry conditions, market position, future operations, margins, profitability, liquidity and capital resources. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate" or "believe" or the negative thereof or variations thereon or similar terminology.

     Although we believe that the expectations reflected in such statements are reasonable, we can give no assurance that such expectations will be correct. Generally, these statements relate to business plans or strategies, projected or anticipated benefits or other consequences of such plans or strategies, or projections involving anticipated revenues, expenses, earnings, levels of capital expenditures or other aspects of operating results. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. Our operations are subject to a number of uncertainties, risks and other influences, many of which are outside our control and any one of which, or a combination of which, could cause our actual results of operations to differ materially from the forward looking statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in "Risk Factors" and elsewhere in this prospectus.

                                  RISK FACTORS

     An investment in Veritas DGC debt securities is subject to a number of risks. You should carefully consider the following factors in evaluating that investment and your decision whether to exchange Series B notes for Series C notes.

HOLDING COMPANY STRUCTURE COULD RESTRICT ACCESS TO SUBSIDIARIES' CASH THAT MAY BE NEEDED TO SERVICE INDEBTEDNESS.

     We are a holding company, and most of our operations are conducted by subsidiaries. Thus, our ability to service our debt obligations depends upon relatively unfettered access to the cash resources of our subsidiaries. Under certain circumstances, restrictions contained in our existing and future bank credit arrangements may restrict access to our subsidiaries' cash and thus adversely affect our ability to service outstanding parent company debt obligations, including the notes.

STRUCTURAL SUBORDINATION OF NOTES TO SUBSIDIARIES' OBLIGATIONS COULD AFFECT COLLECTIBILITY OF NOTES IN THE EVENT OF BANKRUPTCY.

     Because we are a holding company and the notes are not guaranteed by any of our subsidiaries, the notes are effectively subordinated to all existing and future liabilities of our subsidiaries. This means that in bankruptcy, the creditors of our subsidiaries would be entitled to payment in full of the subsidiary's obligations before our direct creditors are entitled to payment of any portion of our obligations.

RESTRICTIONS IMPOSED BY NOTES AND OTHER INDEBTEDNESS COULD ADVERSELY AFFECT OUR OPERATING FLEXIBILITY AND CREDIT QUALITY.

     Our principal bank credit agreement, and indentures relating to the notes and other outstanding publicly-held indebtedness, impose operating and financial restrictions on our business. In general, these provisions limit or prohibit incurrence of additional debt and payments to stockholders. Such provisions also limit or prohibit asset sales, the making of investments and possible mergers and consolidations. While these provisions are designed to protect the holders of notes and other indebtedness, they may also negatively affect our ability to react to changes in market conditions or to take advantage of business opportunities we believe to be desirable. Hence, there is no assurance that these limitations will have the intended effect of preserving our credit quality.

DECREASES IN ENERGY INDUSTRY SPENDING COULD ADVERSELY AFFECT OUR BUSINESS.

     As a purveyor of seismic services, our business is substantially dependent upon the level of capital expenditures by oil and gas companies. As a result of the recent decline in hydrocarbon commodity prices, the level of overall oil and gas industry activity has declined from levels experienced in recent years. If our customers' capital spending decreases in line with overall recent industry trends, it would likely have a significant adverse effect upon the demand for our services and our results of operations and cash flow.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY INTENSE PRICE COMPETITION IN A SLACK MARKET.

     Competition among seismic contractors historically is and will continue to be intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. Certain of our competitors operate more data acquisition crews than we do and have substantially greater financial and other resources. These larger and better financed operators could enjoy an advantage over Veritas DGC if the competitive environment for contract awards shifts to one characterized principally by intense price competition.

MULTI-CLIENT DATA LIBRARY COULD BECOME IMPAIRED DUE TO WEAK DEMAND OR TECHNOLOGICAL OBSOLESCENCE.

     We have invested significant amounts in acquiring and processing multi-client data, and expect to continue doing so for the foreseeable future. Although we have typically recovered all the costs of such surveys, there is no assurance that we will continue to be able to do so in the future. Technological, regulatory or other industry or general economic developments could render all or portions of our library of multi-client data obsolete or otherwise impair its value.

HIGH LEVELS OF FIXED COSTS COULD RESULT IN OPERATING LOSSES.

     Our business has high fixed costs, and downtime or low productivity due to reduced demand, weather interruptions, equipment failures or other causes can result in significant operating losses.

FUTURE TECHNOLOGICAL ADVANCES COULD IMPAIR OPERATING ASSETS OR REQUIRE SUBSTANTIAL UNBUDGETED CAPITAL EXPENDITURES.

     Seismic data acquisition and processing is a capital intensive business. The development of seismic data acquisition and processing equipment has been characterized by rapid technological advancements in recent years and we expect this trend to continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages over systems now in use that could render our current equipment obsolete or require us to make significant unplanned capital expenditures to maintain our competitive position. Under such circumstances, there can be no assurance that we would be able to obtain necessary financing on favorable terms.

WE COULD POSSIBLY BE UNABLE TO REPURCHASE NOTES UPON A CHANGE OF CONTROL.

     Upon a change of control, we will be required to offer to repurchase the outstanding notes at 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. There can be no assurance that we will have sufficient funds available or will be permitted by our other debt agreements to repurchase the notes upon the occurrence of a change of control.

MARKET FOR SERIES B NOTES LIMITED AND NO ASSURANCE A PUBLIC MARKET FOR SERIES C NOTES WILL DEVELOP.

     The Series B notes are eligible for trading in the PORTAL market of the NASD. This market is open only to institutional investors eligible to purchase securities in offerings made under the exemption from registration provided by Rule 144A under the Securities Act of 1933. To the extent that Series B notes are exchanged in the exchange offer, the existing limited market for Series B notes will become further constricted, with a probable decrease in the liquidity of the Series B notes.

     The Series C notes constitute a new issue of securities with no established public trading market. We do not intend to list the Series C notes on any national securities exchange or to seek the admission thereof to trading in the Nasdaq National Market System. The placement agent advised us that it intends to make a public market in the Series C notes. However, the placement agent is not obligated to do so and any market-making activities with respect to the Series C notes can be discontinued at any time without notice. Accordingly, no assurance can be given that an active public market will develop for the Series C notes or as to the liquidity of, or the trading market for, the Series C notes.

UNEXCHANGED SERIES B NOTES TO REMAIN RESTRICTED

     Series B notes that are not tendered in the exchange offer will continue to be subject to the existing restrictions upon their transfer. We will have no obligation to provide for the registration of unexchanged Series B notes under the Securities Act of 1933.

                                USE OF PROCEEDS

     Veritas DGC will not receive any cash proceeds from the issuance of Series C notes offered hereby. In consideration for issuing the Series C notes, Veritas DGC will receive in exchange a like principal amount of Series B notes, the terms of which are virtually identical to the Series C notes. The Series B notes surrendered in exchange for the Series C notes will be retired and cancelled and cannot be reissued. Accordingly, issuance of the Series C notes will not result in any change in the capitalization of Veritas DGC.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Veritas DGC as of July 31, 1998, as adjusted to reflect the sale of the Series B notes and the completion of the exchange offer, assuming that all Series B notes are exchanged for Series C notes.

                                                               JULY 31, 1998
                                                               --------------
                                                               (IN THOUSANDS)
Cash and cash equivalents...................................      $ 98,239
                                                                  ========

Long-term debt including current maturities:
  Equipment purchase obligations............................      $    561
  Bank credit agreement.....................................
  Series A notes............................................        75,000
  Series C notes............................................        60,000
                                                                  --------
          Total long-term debt including current
          maturities........................................       135,561
Stockholders' equity........................................       291,696
                                                                  --------
Total capitalization........................................      $427,257
                                                                  ========

                                    BUSINESS

GENERAL

     Veritas DGC is a leading provider of seismic data acquisition, data processing, multi-client data surveys and information services to the oil and gas industry in selected markets worldwide. Oil and gas companies utilize seismic data for the determination of suitable locations for drilling exploratory wells and, increasingly, in reservoir management for the development and production of oil and gas reserves. Veritas DGC acquires seismic data on land and in marine and transition zone environments, and processes data acquired by its own crews and crews of other operators. Veritas DGC acquires seismic data both on an exclusive contractual basis for its customers and on its own behalf for licensing to multiple customers on a non-exclusive basis.

INDUSTRY CONDITIONS

     In recent years, worldwide demand for three-dimensional surveys by major oil and gas companies and independent producers has increased. The greater precision and improved subsurface resolution obtainable from three-dimensional seismic data have assisted oil and gas companies in finding new fields and more accurately delineating existing fields, as well as enhancing existing reservoir management and production monitoring techniques. Enhanced subsurface resolution obtainable from three-dimensional studies has been a key factor in improving drilling success ratios and lowering finding and field extension costs. This improved technology, coupled with advances in drilling and completion techniques, is enhancing the industry's ability to develop oil and gas reserves, particularly in transition zone and deepwater environments.

     Overall demand for seismic services is dependent upon the level of expenditures by oil and gas companies for exploration, production, development and field management activities, which depends in part on present and expected future oil and natural gas prices. The oil and gas industry is currently operating in an environment of low hydrocarbon commodity prices and a resulting reduced level of industry activity. Low hydrocarbon commodity prices and reduced industry expenditures are expected for the near term and could have an adverse effect on the demand for Veritas DGC's services, results of operations and cash flows.

COMPANY OVERVIEW

     Geophysical services enable oil and gas companies to determine whether subsurface conditions are likely to be favorable for finding new oil and gas accumulations and assist oil and gas companies in determining the size and structure of previously identified oil and gas fields. These services consist of the acquisition and processing of seismic data, which are used to produce computer-generated images and cross-sections of the subsurface strata. These are then analyzed and interpreted by customers' geophysicists and used by oil and gas companies in the acquisition of new leases, the selection of drilling locations on exploratory prospects and in reservoir development and management.

     Land and transition zone data acquisition. Veritas DGC's land and transition zone data acquisition crews consist of a surveying unit that lays out the lines to be recorded, an explosives or mechanical vibrating unit and a recording unit that lays out the geophones and recording instruments. Veritas DGC utilizes helicopters to aid its crews in seismic data acquisition in situations where such use will reduce overall costs and improve productivity. Veritas DGC's land and transition zone data acquisition services are currently conducted by 15 seismic crews operating in four countries. In fiscal 1998, land and transition zone data acquisition accounted for approximately 43% of Veritas DGC's revenues.

     Marine data acquisition. Veritas DGC's marine data acquisition crews operate primarily on chartered vessels equipped with a full complement of seismic, navigational and communications equipment. Veritas DGC currently operates nine vessels, with five located in the Gulf of Mexico and the remainder in international markets. All of Veritas DGC's nine seismic vessels are capable of performing two-dimensional seismic surveys. Three vessels working in a multi-boat configuration are equipped to perform three-dimensional surveys and three are equipped to independently perform three-dimensional surveys. During the last several years, a majority of Veritas DGC's marine seismic acquisition services involved three-dimensional surveys. In fiscal 1998, marine data acquisition accounted for approximately 16% of Veritas DGC's revenues.

     Data processing. Veritas DGC currently operates 21 data processing centers. These centers process data acquired by Veritas DGC's own crews, as well as crews of other operators. Because they are configured primarily for processing large-scale offshore surveys, three of these centers operate NEC supercomputers supported by high speed networks. The other 18 centers, which are utilized mainly for smaller scale land seismic surveys, operate data processing systems equipped primarily with Sun Microsystems workstations. In fiscal 1998, data processing accounted for approximately 18% of Veritas DGC's revenues.

     Licensing of multi-client data surveys. Veritas DGC also acquires and processes seismic data for its own account by conducting surveys either partially or wholly funded by multiple customers. In this mode of operation, Veritas DGC retains ownership of the data and licenses this data on a non-exclusive basis. In fiscal 1998, the licensing of multi-client data surveys accounted for 23% of Veritas DGC's revenues. However, this percentage does not include the portion of Veritas DGC's data acquisition and processing revenues that is recognized prior to completion of a multi-client data survey.

BUSINESS STRATEGY

     Veritas DGC's objective is to enhance its position as a leading provider of seismic services while seeking to maximize earnings and cash flow. To achieve these goals, Veritas DGC employs the following business strategy:

          INVEST IN LEADING TECHNOLOGY. Veritas DGC intends to continue to upgrade its data acquisition and processing equipment as often as necessary to maintain technological capabilities that are comparable or superior to those of its competitors. From the beginning of fiscal 1994 through fiscal 1998, Veritas DGC invested approximately $292 million to replace or substantially upgrade its principal geophysical operating assets. This investment in the latest available seismic technology has resulted in increased operating efficiency and capacity. An additional $76.3 million of capital expenditures is budgeted for fiscal 1999.

             Land and transition zone data acquisition. Veritas DGC's transition zone crews are equipped with Input/Output System Two Remote Seismic Recorder systems, and land crews employ either Input/Output System Two or Sercel 388 equipment. Veritas DGC has budgeted for fiscal 1999 approximately $15.7 million for further system upgrades and additions.

             Marine data acquisition. Eight of Veritas DGC's nine seismic data acquisition vessels have been upgraded to Syntron recording systems. The Veritas Viking, a new chartered flagship vessel constructed to Veritas DGC's specifications, entered service during fiscal 1998. A second Viking class vessel is under construction and is expected to enter service late in fiscal 1999. Each is capable of deploying more than 12 seismic streamer cables. Veritas DGC has budgeted $28.1 million for seismic, navigation and communication equipment installation on these and other vessels during fiscal 1999. Veritas DGC is considering acquiring an ownership interest in these two Viking class vessels.

             Data processing. Veritas DGC's 20 seismic data processing centers employ the latest available technology. To improve its speed and capacity in processing large three-dimensional marine surveys, Veritas DGC has recently installed NEC supercomputers in its Singapore; Crawley, England; and Houston processing centers. Additional equipment purchases aggregating approximately $25.0 million are budgeted for fiscal 1999.

          INVEST IN MULTI-CLIENT DATA LIBRARY. At July 31, 1998, Veritas DGC's multi-client data library included approximately 1.8 million line kilometers of seismic survey data. Due to increased industry demand for multi-client surveys in fiscal 1998, revenue from data library sales for the year aggregated approximately $121.3 million, a 151% increase over such sales in fiscal 1997. Veritas DGC intends to continue its recent and increasing emphasis on multi-client surveys and expects to increase the book carrying value of its multi-client data library from $51.1 million at July 31, 1998 to approximately $100.0 million by the end of fiscal 1999. The relatively expensive cost of acquiring and processing seismic data has prompted many oil and gas companies to participate in multi-client surveys to reduce geophysical expenses, particularly in light of current conditions in the oil and gas industry.

          FOCUS ON SELECT GEOGRAPHIC MARKETS. Veritas DGC deploys its land and transition zone crews and seismic vessels in geographic areas where it can establish and maintain a strong competitive presence. Of the 15 land and transition zone crews presently operated by Veritas DGC, ten are operating in North America, where Veritas DGC maintains a significant market share. Currently, a majority of Veritas DGC's vessels are operating in the Gulf of Mexico.

          MAINTAIN FLEXIBLE MARINE OPERATIONS. In its marine seismic data acquisition activities, Veritas DGC presently operates eight chartered vessels, seven of which have unexpired charter terms ranging from one to three years, subject to renewal at Veritas DGC's option in most instances. It currently owns one vessel and has options to acquire an interest in the two Viking class vessels referred to above. Veritas DGC seeks to maintain a balance between chartered and owned vessels, with a view to reducing vessel costs in times of low demand, while retaining the flexibility to relocate its marine seismic equipment onto vessels that may better meet customers' evolving requirements. In general, Veritas DGC also seeks to operate a technically balanced fleet of vessels with operating characteristics that efficiently serve those markets experiencing the greatest demand.

SERVICES AND MARKETS

     Veritas DGC acquires seismic data in land, transition zone and marine environments and processes data acquired from its own crews as well as data acquired by other geophysical crews. The following tables set forth Veritas DGC's revenues by service group and geographical area:

                                                            YEARS ENDED JULY 31,
                                                       ------------------------------
                                                         1996       1997       1998
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
REVENUES BY SERVICE GROUP(1)
Land and transition zone acquisition.................  $117,667   $175,837   $229,754
Marine acquisition...................................    54,360     64,429     85,852
Data processing......................................    55,566     74,107     91,999
Data library sales...................................    23,003     48,342    121,354
                                                       --------   --------   --------
          Total......................................  $250,596   $362,715   $528,959
                                                       ========   ========   ========

                                                            YEARS ENDED JULY 31,
                                                       ------------------------------
                                                         1996       1997       1998
                                                       --------   --------   --------
                                                               (IN THOUSANDS)
REVENUES BY GEOGRAPHICAL AREA
United States(2).....................................  $ 98,875   $184,013   $281,223
Canada...............................................    47,423     52,141     47,059
Latin America........................................    36,346     51,157     93,494
Europe...............................................    37,394     42,798     51,089
Middle East..........................................                2,403     13,632
Asia Pacific.........................................    30,558     30,203     42,462
                                                       --------   --------   --------
          Total......................................  $250,596   $362,715   $528,959
                                                       ========   ========   ========

---------------

(1) Revenues from data acquisition and data processing services are recognized based on contractual rates set forth in the related contract if the contract provides a separate rate for each service provided. If the contract only provides a rate for the overall service, revenues are recognized based on the percentage of each service group's cost to total cost.

(2) Includes export sales of $4,774, $4,115 and $458 in fiscal 1996, 1997 and 1998, respectively.

     Geophysical services are marketed from Veritas DGC's corporate offices and from its regional administrative centers by personnel whose duties also typically include technical, supervisory or executive responsibilities. Contracts are obtained either through competitive bidding in response to invitations for bids, by direct negotiation with the prospective customer or through the initiation by Veritas DGC of surveys for its data library.

     Contracts for exclusive data acquisition involve payments on either a turnkey method or a time basis. Under the turnkey method, payments for services are based upon the amount of data collected or processed, and Veritas DGC bears substantially all of the risk of business interruption caused by inclement weather and other hazards. When operating on a time basis, payments are based on agreed rates per unit of time. Certain risks of business interruption are shared in agreed percentages by Veritas DGC and the customer. In each case, progress payments are usually required unless it is expected that the job can be accomplished in a brief period.

  Land and Transition Zone Acquisition

     Veritas DGC's land and transition zone acquisition services are performed with seismic equipment using the latest technology. The equipment is capable of collecting both two-dimension and three-dimensional data, has a combined recording capacity of approximately 31,000 channels and can be configured to operate up to 22 crews. A majority of Veritas DGC's land and transition zone acquisition services involve three-dimensional surveys. Veritas DGC is currently operating a total of 15 crews located in four countries.

     Each crew consists of: a surveying unit which lays out the lines to be recorded and marks the site for shot-hole placement or equipment location; an explosive or mechanical vibrating unit; and a recording unit that lays out the geophones and recording instruments, directs shooting operations and records the acoustical signal reflected from subsurface strata. On a typical land seismic survey, the seismic crew is supported by several drill crews, which are typically furnished by third parties under short-term contracts. Drill crews operate in advance of the seismic crew and bore shallow holes for explosive charges which, when detonated by the seismic crew, produce the necessary acoustical impulse. In locations where the use of explosives is precluded due to population density, technical requirements or ecological factors, a mechanical vibrating unit or compressed air is substituted for explosives as the acoustical source.

     Veritas DGC uses helicopters to aid its crews in seismic data acquisition in situations where such use will reduce overall costs and improve productivity. In a helicopter supported project, narrower seismic lines are cut than when trucks are used for transportation. The use of helicopters is often required in rugged terrain and environmentally sensitive areas and results in better access and reduced surface damage.

  Marine Acquisition

     Marine acquisition services are carried out by Veritas DGC's crews operating primarily from chartered vessels which have been modified or equipped to Veritas DGC's specifications. The following table sets forth certain information concerning Veritas DGC's geophysical vessels:

                                         YEAR
                                        ENTERED        CURRENT
VESSEL                                  SERVICE       LOCATION         LENGTH     BEAM
------                                  -------   -----------------   --------   -------
                                                  Offshore
Acadian Searcher......................   1983     Australia           217 feet   44 feet
Ross Seal.............................   1987     Southeast Asia      176 feet   38 feet
Polar Search..........................   1992     Gulf of Mexico      300 feet   51 feet
Pearl Chouest.........................   1995     Gulf of Mexico      210 feet   40 feet
Cape Romano...........................   1996     Gulf of Mexico      155 feet   36 feet
Polar Princess........................   1996     Gulf of Mexico      250 feet   46 feet
Professor Kurentsov...................   1997     Offshore Nigeria    225 feet   41 feet
Seabulk Veritas.......................   1997     Gulf of Mexico      194 feet   40 feet
Veritas Viking........................   1998     Gulf of Mexico      305 feet   72 feet

     The Polar Search, Polar Princess and Professor Kurentsov are chartered from a ship operator for initial terms which expire in January 2000, February 2000 and August 2001, respectively. The Veritas Viking is chartered from a ship owner on an initial term which expires in June 2006. Veritas DGC's other chartered vessels are operated under short-term charter arrangements expiring at various times through 1999. These charters contain certain options for Veritas DGC to extend terms at rates closely approximating the expiring terms and rates. Decisions on whether to extend the expiring vessel charters or enter into charters with other vessel owners will be made prior to each charter expiration date.

     Each vessel generally has an equipment complement consisting of seismic recording instrumentation, digital seismic streamer cable, cable location and seismic data location systems, multiple navigation systems, a source control system which controls the synchronization of the energy source and a firing system which generates the acoustical impulses. The streamer cable contains hydrophones that receive the acoustical impulses reflected by variations in the subsurface strata. Data acquired by each channel in the digital cable is partially processed before it is transmitted to recording instruments for storage on magnetic media, thus reducing subsequent processing time and the effective acquisition costs to the customer.

     At present, three of Veritas DGC's vessels are equipped with multiple streamers and multiple energy sources, which acquire more lines of data with each pass, reducing completion time and the effective acquisition cost. A three vessel, multi-boat crew obtains similar benefits by recording the signals generated from two source arrays on the master vessel with cables towed by each of the master and two slave vessels. The Veritas Viking, Veritas DGC's largest vessel, entered service in fiscal 1998 and is capable of deploying more than 12 seismic streamer cables. Veritas DGC has signed an eight-year charter for another Viking class vessel, a sister ship to the Veritas Viking, which is expected to begin service in June 1999.

     Each marine seismic crew consists of approximately 20 persons, excluding the ship's captain and ship personnel. Seismic personnel live aboard the ship during their tours of duty, which are staggered to permit continuous operations. During seismic operations, Veritas DGC's personnel direct the positioning of the vessel using sophisticated navigational equipment, deploy and retrieve the seismic streamer cable and energy-source array and operate all other systems relating to data collection activities. Veritas DGC's personnel do not, however, have ultimate responsibility for chartered vessels, which are operated by the captain and personnel who are employees of the vessel owner.

  Data Processing

     A majority of Veritas DGC's data processing services are performed on three-dimensional seismic data. At each of its centers, data received from the field, both from Veritas DGC and other geophysical contractors, is processed to produce an image of the earth's subsurface using proprietary computer software and techniques developed by Veritas DGC. Veritas DGC also reprocesses older seismic data using new techniques designed to enhance the quality of the data.

     Veritas DGC's data processing centers have opened at various times from 1996 through 1998 and are located in:

     - Texas
       -- Houston (two locations)
       -- Irving
       -- Austin
       -- Midland

     - Colorado
       -- Denver

     - Oklahoma
       -- Oklahoma City

     - Bolivia
       -- Santa Cruz

     - Singapore

     - United Kingdom
       -- Crawley
       -- Aberdeen

     - Canada
       -- Calgary
     - Australia
       -- Brisbane
       -- Perth

     - Indonesia
       -- Jakarta

     - Malaysia
       -- Kuala Lumpur

     - Argentina
       -- Buenos Aires
       -- Neuquen

     - Venezuela
       -- Caracas

     - Ecuador
       -- Quito

     - U.A.E.
       -- Abu Dhabi

     Veritas DGC's centers operate high capacity, advanced technology data processing systems based on NEC, SUN, SGI and HP computer systems with high-speed networks. These systems utilize Veritas DGC's proprietary seismic data processing software. The marine and land data acquisition crews have software identical to that utilized in the processing centers, allowing for ease in the movement of data from the field to the data processing centers. Veritas DGC operates both land and marine data processing centers and tailors the equipment and software deployed in an area to meet the local market demands.

     To improve its speed and capacity in processing large three-dimensional surveys, Veritas DGC installed a NEC supercomputer in its Houston processing center in July 1996. The success of this first system led to the installation of additional systems in the Crawley center in August 1997 and in the Singapore center in July 1998. These supercomputer installations act as global resources for all of Veritas DGC's data processing operations.

  Data Library Sales

     Veritas DGC often acquires and processes data for its own account for licensing to customers on a non-exclusive basis. Veritas DGC seeks pre-funding commitments from multiple customers for a large portion of the cost of these surveys to reduce investment risk. In recent years, Veritas DGC has generally received commitments in excess of 70%; however, changing market conditions could reduce commitment levels in the future. Once acquired and processed, these surveys are then licensed for use to other customers on a non-exclusive basis. Factors considered in determining whether to undertake such surveys include the availability of initial participants to underwrite a percentage of the costs, the location to be surveyed, the probability and timing of future lease concessions and development activity in the area and the availability, quality and price of competing data.

     The relatively expensive cost of acquiring and processing seismic data has prompted many oil and gas companies to participate in multi-client surveys to reduce their geophysical expenses. In response to this increased demand, Veritas DGC is adding to its data library, primarily in the Gulf of Mexico, the north Atlantic and Asia Pacific, as well as onshore in Mississippi, Wyoming and Texas.

TECHNOLOGY AND CAPITAL EXPENDITURES

     The geophysical industry is highly technical, and the requirements for the acquisition and processing of seismic data have evolved continuously during the past 50 years. Accordingly, it is of significance to Veritas DGC that its technological capabilities are comparable or superior to those of its competitors, whether through continuing research and development, strategic alliances with equipment manufacturers or by acquiring technology under license from others. Veritas DGC has introduced several technological innovations in its geophysical service business that have become industry standard practice in both acquisition and processing.

     Currently, Veritas DGC employs approximately 60 persons in its research and development activities, substantially all of whom are scientists, engineers or programmers. During fiscal 1996, 1997 and 1998, research and development expenditures were $3.2 million, $3.7 million, and $6.2 million, respectively.

     Veritas DGC rarely applies for patents on internally developed technology. This policy is based upon the belief that most proprietary technology, even where regarded as patentable, can be more effectively protected by maintaining confidentiality than through disclosure and a patent enforcement program. Certain of the equipment, processes and techniques used by Veritas DGC are subject to the patent rights of others, and Veritas DGC holds non-exclusive licenses with respect to a number of such patents. While Veritas DGC regards as beneficial its access to others' technology through licensing, Veritas DGC believes that substantially all presently licensed technology could be replaced without significant disruption to the business should the need arise.

     The capital expenditure program for fiscal 1999 requires expenditures of approximately $76.3 million, and another $8.2 million is budgeted for research and development activities. The level of future capital expenditures will depend on the availability of funding and market requirements as dictated by oil and gas company activity levels.

     The following table sets forth a summary of Veritas DGC's capital expenditures for the three years ended July 31, 1998, and its budgeted capital expenditures for the year ending July 31, 1999.

                                                          YEARS ENDED JULY 31,
                                                 --------------------------------------
                                                  1996      1997      1998       1999
                                                 -------   -------   -------   --------
                                                                               BUDGETED
                                                             (IN THOUSANDS)
Land and transition zone acquisition...........  $15,020   $38,024   $29,207   $15,682
Marine acquisition.............................    7,757    34,482    43,599    28,078
Data processing................................    8,394    19,743    24,701    24,946
Other..........................................    1,689     3,801     2,042     7,552
                                                 -------   -------   -------   -------
          Total................................  $32,860   $96,050   $99,549   $76,258(1)
                                                 =======   =======   =======   =======

---------------

(1) Of this amount, approximately $30.0 million represents capital spending necessary to maintain Veritas DGC's operating equipment, and the remainder is allocated for discretionary capital spending.

COMPETITION AND OTHER BUSINESS CONDITIONS

     The acquisition and processing of seismic data for the oil and gas exploration industry has historically been highly competitive worldwide. As a result of changing technology and increased capital requirements, the seismic industry has consolidated substantially since the late 1980's. The largest competitors remaining in the market are Western Geophysical (a division of Baker Hughes Inc.), Geco-Prakla (a division of Schlumberger), Compagnie Generale Geophysique and Petroleum Geo-Services ASA. Management believes Veritas DGC is the fourth largest provider of geophysical services based on associated revenues. Competition for available seismic surveys is based on several competitive factors, including price, crew experience, equipment availability, technological expertise and reputation for quality and dependability.

     Veritas DGC's data acquisition activities often are conducted under extreme weather and other hazardous conditions. Accordingly, these operations are subject to risks of injury to personnel and loss of equipment. Veritas DGC carries insurance against the destruction of, or damage to, its chartered vessels, geophysical equipment and property and injury to persons that may result from its operations and considers the amounts of such insurance to be adequate. Veritas DGC may not be able to obtain insurance against certain risks or for equipment located from time to time in certain areas of the world. Veritas DGC obtains insurance against war, expropriation, confiscation and nationalization when such insurance is available and when management considers it advisable to do so. Such coverage is not always available and, when available, is subject to unilateral cancellation by the insuring companies on short notice. Veritas DGC also carries insurance against pollution hazards.

     Fixed costs, including costs associated with vessel charters and operating leases, labor costs, depreciation, and interest expense, account for a substantial percentage of Veritas DGC's costs and expenses. As a result, downtime or low productivity resulting from reduced demand, equipment failures, weather interruptions or otherwise, can result in significant operating losses.

BACKLOG

     At July 31, 1998, Veritas DGC's backlog of commitments for services was $299.8 million, compared with $257.3 million at July 31, 1997. It is anticipated that a majority of the July 31, 1998 backlog will be completed in the next 12 months. This backlog consists of written orders or commitments believed to be firm. Contracts for services are occasionally varied or modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. As a result of these factors, Veritas DGC's backlog as of any particular date may not be indicative of Veritas DGC's actual operating results for any succeeding fiscal period.

SIGNIFICANT CUSTOMERS

     Historically, Veritas DGC's principal customers have been international oil and gas companies, foreign national oil companies and independent oil and gas companies. No single customer accounted for 10% or more of total revenues during the last three fiscal years.

EMPLOYEES

     At July 31, 1998, Veritas DGC had approximately 4,000 full-time employees. With the exception of 350 unionized employees working at the Singapore data processing center or on Argentina land crews, none of its employees are subject to collective bargaining agreements. Veritas DGC considers the relations with its employees to be good.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

     The Series B notes were sold by Veritas DGC on October 28, 1998, to the placement agent and were subsequently resold to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. Veritas DGC is offering to exchange the Series C notes for the Series B notes to satisfy its contractual obligations under the registration rights agreement.

     After consummation of the exchange offer, holders of the Series B notes who do not tender will not have any further registration rights under the registration rights agreement. Any unexchanged Series B notes will continue to be subject to certain restrictions on transfer. The Series B notes are currently eligible for sale pursuant to Rule 144A through the PORTAL System of the NASD. Veritas DGC anticipates that most holders of Series B notes will elect to exchange them for Series C notes since resales of Series C notes will not be restricted under the Securities Act of 1933. Veritas DGC anticipates that the liquidity of the market for any Series B notes remaining after the consummation of the exchange offer will be substantially reduced.

TERMS OF THE EXCHANGE OFFER

     Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, Veritas DGC will accept any and all Series B notes validly tendered and not withdrawn prior to the expiration date. Veritas DGC will issue $1,000 principal amount of Series C notes in exchange for each $1,000 principal amount of outstanding Series B notes accepted in the exchange offer. Holders may tender some or all of their Series B notes pursuant to the exchange offer. However, Series B notes may be tendered only in integral multiples of $1,000.

     The form and terms of the Series C notes are the same as the form and terms of the Series B notes except that:

     - the Series C notes have been registered under the Securities Act of 1933 and hence will not bear legends restricting their transfer; and

     - the holders of the Series C notes will not be entitled to certain rights under the registration rights agreement, and the rights presently applicable to Series B notes will terminate upon consummation of the exchange offer.

     The Series C notes will evidence the same debt as the Series B notes and will be entitled to the benefits of the indenture.

     Holders of Series B notes do not have any appraisal or dissenter's rights in connection with the exchange offer. Veritas DGC intends to conduct the exchange offer in accordance with the applicable requirements of the Securities Exchange Act of 1934 and the rules and regulations of the SEC thereunder, including Rule 14e-1.

     Veritas DGC will be deemed to have accepted validly tendered Series B notes when, as and if Veritas DGC gives oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Series C notes from Veritas DGC.

     Holders who tender Series B notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Series B notes. Veritas DGC will pay all charges and expenses, other than transfer taxes in certain circumstances, in connection with the exchange offer.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


     The expiration date is 5:00 p.m., Boston, Massachusetts time, on March 11, 1999, unless Veritas DGC, in its sole discretion, extends the exchange offer, in which case the expiration date will be the latest date and time to which the exchange offer is extended.

     Veritas DGC will notify the exchange agent of any extension of the exchange offer by oral or written notice, followed by a public announcement no later than 9:00 a.m., Boston, Massachusetts time, on the next business day after the previously scheduled expiration date.

     Veritas DGC reserves the right, in its reasonable judgment, to:

     - delay accepting any Series B notes;

     - extend the exchange offer;

     - terminate the exchange offer if any of the conditions set forth under "-- Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

     - amend the terms of the exchange offer in any manner.

     Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by a public announcement thereof. If the exchange offer is amended in a manner determined by Veritas DGC to constitute a material change, Veritas DGC will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered holders, and, depending upon the significance of the amendment and the manner of disclosure to the registered holders, Veritas DGC will extend the exchange offer for a period of five to ten business days if the exchange offer would otherwise expire during such period.

     If Veritas DGC does not consummate the exchange offer, or in lieu thereof, does not file a shelf registration statement or fails to cause it to become effective within prescribed time periods, liquidated damages will accrue and be payable on the Series B notes.

     Without limiting the manner in which Veritas DGC may choose to make public announcement of any delay, extension, amendment or termination of the exchange offer, Veritas DGC shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

PROCEDURES FOR TENDERING SERIES B NOTES

     The tender to Veritas DGC of Series B notes by a holder thereof pursuant to one of the procedures set forth below will constitute an agreement between such holder and Veritas DGC in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

     All presently outstanding Series B notes are held of record by DTC, as depository, and all beneficial owners hold their interests through DTC or its participants. Any participant in DTC's book-entry transfer facility system may tender its ownership of Series B notes by causing DTC to transfer such Series B notes into the exchange agent's account in accordance with DTC's automated tender offer program. Although delivery of Series B notes may be made through book-entry transfer into the exchange agent's account at DTC, an agent's message must, in any case, be transmitted to and received by the exchange agent at its address set forth herein under "-- Exchange Agent" prior to the expiration date. An agent's message is a message transmitted by DTC and received by the exchange agent stating that DTC has received an express acknowledgment from a participant tendering Series B notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that Veritas DGC may enforce such agreement against the participant.

     THE METHOD OF DELIVERY OF COMMUNICATIONS AND ANY REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE TENDERING HOLDER, AND WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED OR CONFIRMED BY THE EXCHANGE AGENT. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. IT IS SUGGESTED THAT COMMUNICATIONS AND ANY REQUIRED DOCUMENTS BE DELIVERED SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT RECEIPT BY THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE. PERSONS WHO HOLD SERIES B NOTES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY, OR NOMINEE AND WHO WISH TO TENDER THEIR SERIES B NOTES SHOULD INSTRUCT THAT INSTITUTION TO TENDER.

     A tender will be deemed to have been received as of the date the exchange agent either receives a book-entry confirmation from DTC and any other documents required by the letter of transmittal from the holder or receives a notice of guaranteed delivery or letter, telegram, or facsimile transmission from an eligible institution. A book-entry confirmation is a notice sent by DTC to the exchange agent transferring the Series B notes tendered into the exchange agent's account accompanied by an agent's message. An eligible institution is a member of or a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, the Stock Exchange Medallion Program or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934.

     All questions as to the validity, form, eligibility, acceptance, and withdrawal of tendered Series B notes will be determined by Veritas DGC, in its sole discretion, which determination will be final and binding. Veritas DGC reserves the absolute right to reject any or all tenders not in proper form or the acceptance for exchange of which may, in the opinion of counsel for Veritas DGC, be unlawful. Veritas DGC also reserves the absolute right to waive any of the conditions of the exchange offer or any defect or irregularity in the tender of any Series B notes. Veritas DGC's interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities must be cured within such time as Veritas DGC shall determine. Although Veritas DGC intends to notify holders of defects or irregularities, neither Veritas DGC, the exchange agent, nor any other person shall be under any duty to give notification of any defects or irregularities or incur any liability for failure to give notification. Tenders will be deemed not to have been made until any defects or irregularities have been cured or waived.

     In all cases, issuance of Series C notes for Series B notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of book-entry confirmation and all other required documents. If any tendered Series B notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, such non-exchanged Series B notes will be credited to an account maintained with DTC as promptly as practicable after the expiration or termination of the exchange offer.

     Each broker-dealer that receives Series C notes for its own account in exchange for Series B notes, if the Series B notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Series C notes.

GUARANTEED DELIVERY PROCEDURES

     Holders who wish to tender their Series B notes and who cannot complete the procedures for book-entry transfer prior to the expiration date, may effect a tender if:

        - the tender is made through an eligible institution;

        - prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed notice of guaranteed delivery setting forth the name and address of the holder, stating that the tender is being made thereby and guaranteeing that, within five business days after the expiration date, a book-entry confirmation and any other documents required by the letter of transmittal, will be received by the exchange agent; and

        - the book-entry confirmation and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

     Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Series B notes according to the above guaranteed delivery procedures.

WITHDRAWAL RIGHTS

     Tenders of Series B notes may be withdrawn at any time before 5:00 p.m., Boston, Massachusetts time, on the expiration date. To withdraw a tender of Series B notes, a written notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., Boston, Massachusetts time, on the expiration date. Any such notice of withdrawal must specify the name of the person having tendered the Series B notes to be withdrawn, identify the principal amount of Series B notes to be withdrawn and the name and number of the account at DTC to be credited. All questions as to the validity, form and eligibility of such notices will be determined by Veritas DGC, whose determination shall be final and binding on all parties. Any Series B notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no Series C notes will be issued with respect thereto. Any Series B notes which have been tendered but which are not accepted for exchange will be credited to the holder's account at DTC through which such Series B notes were tendered without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

CONDITIONS TO THE EXCHANGE OFFER

     Veritas DGC is not required to accept for exchange or to exchange Series C notes for any Series B notes, and may terminate or amend the exchange offer as provided herein before the acceptance of Series B notes, if:

     - any law, statute, rule, regulation or interpretation by the staff of the SEC is proposed, adopted or enacted, which, in the reasonable judgment of Veritas DGC, might materially impair the ability of Veritas DGC to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to Veritas DGC; or

     - any governmental approval has not been obtained, which approval Veritas DGC shall, in its reasonable judgment, deem necessary for the consummation of the exchange offer.

     If Veritas DGC determines in its reasonable judgment that either of the conditions is not satisfied, Veritas DGC may:

     - refuse to accept any Series B notes and credit all tendered Series B notes to the tendering holders;

     - extend the exchange offer and retain all Series B notes tendered prior to the expiration date, subject to the continuing rights of holders to withdraw; or

     - waive either unsatisfied condition and accept all properly tendered Series B notes which have not been withdrawn.

     If such waiver constitutes a material change to the exchange offer, Veritas DGC will promptly distribute a prospectus supplement to all holders, and, depending upon the significance of the waiver, Veritas DGC will extend the exchange offer for a period of five to ten business days if it would otherwise expire during that period.

EXCHANGE AGENT

     State Street Bank and Trust Company will act as exchange agent for the exchange offer.

     Questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or a notice of guaranteed delivery should be directed to the exchange agent, as follows:

     By registered or certified mail:            By overnight or hand delivery:
   State Street Bank and Trust Company        State Street Bank and Trust Company
        Corporate Trust Department                 Corporate Trust Department
               P.O. Box 778                    Two International Place, 4th Floor
     Boston, Massachusetts 02102-0078             Boston, Massachusetts 02110
           Attn: Kellie Mullen                        Attn: Kellie Mullen
By facsimile (eligible institutions only):          For telephone inquiries:
   State Street Bank and Trust Company                   (617) 664-5587
        Corporate Trust Department
           Attn: Kellie Mullen
              (617) 664-5290

FEES AND EXPENSES

     The expenses of the exchange offer will be borne by Veritas DGC. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone, facsimile or in person by officers and regular employees of Veritas DGC.

     Veritas DGC has not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers or other persons for soliciting acceptances of the exchange offer. Veritas DGC, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses and pay other expenses of the exchange offer.

     Veritas DGC will pay all transfer taxes, if any, applicable to the exchange of the Series B notes pursuant to the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Series B notes, then the amount of any such transfer taxes will be payable by the tendering holder.

ACCOUNTING TREATMENT

     No gain or loss for accounting purposes will be recognized in connection with the exchange offer. The expenses of the exchange offer will be amortized over the term of the Series C notes.

RESALE OF SERIES C NOTES

     Based on an interpretation by the staff of the SEC set forth in the Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), the Morgan, Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991), the Exxon Capital Holdings Corporation, SEC No-Action Letter (available April 13,
1989) and similar letters, Veritas DGC believes that the Series C notes, may be offered for resale, resold and otherwise transferred by any person other than a restricted holder, without compliance with the registration and prospectus delivery requirements of the Securities Act of 1933 if:

          - the Series C notes are acquired by the holder in the ordinary course of business;

          - the holder is not engaged in and does not intend to engage in a distribution of the Series C notes; and

        - the holder does not have any arrangement or understanding with any other person to participate in a distribution of Series C notes.

     A restricted holder is a broker-dealer that receives Series C notes for its own account in the exchange offer, where the Series B notes tendered were not acquired as a result of market-making or other trading activities, or an affiliate of Veritas DGC. Any person who is either a restricted holder or who acquires Series C notes in the exchange offer to participate in a distribution not permitted by the SEC's staff interpretation;

          - cannot rely upon any of the above No-Action Letters; and

          - absent an exemption from registration, must comply with the registration requirements of the Securities Act of 1933 in connection with any secondary resale transaction.

     Failure to comply with any of the above conditions may result in a holder incurring liabilities under the Securities Act of 1933 for which such holder is not indemnified by Veritas DGC. Each broker or dealer that receives Series C notes for its own account in exchange for Series B notes, where such Series B notes were acquired by such broker-dealer as a result of market-making or other activities, must acknowledge that it will deliver a prospectus in connection with any sale of such Series C notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series C notes received in exchange for Series B notes if acquired as a result of market-making activities or other trading activities. Veritas DGC will make this prospectus available to any broker-dealer for use in connection with any such resale. The exchange offer is not being made to, nor will Veritas DGC accept surrenders for exchange from, holders of Series B notes in any jurisdiction in which this exchange offer would not be in compliance with the securities or blue sky laws of such jurisdiction.

CONSEQUENCES OF FAILURE TO EXCHANGE

     As a result of the making of this exchange offer, Veritas DGC will have fulfilled one of its obligations under the registration rights agreement, and holders of Series B notes who do not tender them will not have any further registration rights under the registration rights agreement or otherwise. The Series B notes that are not exchanged in the exchange offer will remain restricted securities. Therefore, Series B notes may be resold only:

     - to Veritas DGC;

     - to a qualified institutional buyer as defined by Rule 144A of the Securities Act of 1933 in a transaction meeting the requirements of Rule 144A, if the notes are eligible for resale under Rule 144A;

     - to a foreign person outside the United States pursuant to the exemption from the registration requirements of the Securities Act of 1933 provided by Regulation S;

     - to an institutional accredited investor in a transaction exempt from the registration requirements of the Securities Act of 1933;

     - pursuant to an effective registration statement under the Securities Act of 1933; or

     - if available, pursuant to an exemption from registration under the Securities Act of 1933 provided by Rule 144.

OTHER

     Participation in the exchange offer is voluntary and holders should carefully consider whether to accept. Holders of the Series B notes are urged to consult their financial and tax advisors in making their own decision on what action to take.

     In the future Veritas DGC may seek to acquire untendered Series B notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. Veritas DGC has no present plans to acquire any Series B notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Series B notes.

                              DESCRIPTION OF NOTES

     The Series B notes were issued under the indenture and the Series C notes also will be issued under the same indenture. The Series B notes and the Series C notes have virtually identical terms and will constitute a single series of debt securities under the indenture. If the exchange offer is consummated, holders of any remaining Series B notes will vote together with holders of Series C notes for all relevant purposes under the indenture. The following discussion of certain provisions of the indenture and the terms of the notes is a summary only and does not purport to be a complete discussion of the terms of the notes. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the indenture and the notes including the definition therein of certain terms used below with their initial letters capitalized.

GENERAL

     The notes are senior unsecured obligations of Veritas DGC issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be transferable at State Street Bank and Trust Company, N.A., the trustee, at, 61 Broadway, 15th Floor, New York, New York 10006. No service charge will be made for any transfer, exchange or redemption of the notes, but Veritas DGC or the trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be payable in connection therewith.

MATURITY, INTEREST AND PRINCIPAL PAYMENTS

     The notes will mature on October 15, 2003. Interest on the notes will accrue from October 28, 1998, or the latest date to which interest has been paid. Interest will be payable at the rate of 9 3/4% per annum in arrears on April 15 and October 15 of each year, to the persons in whose name the notes are registered at the close of business on the April 1 or October 1 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

REDEMPTION

     Optional Redemption. The notes will be redeemable at the option of Veritas DGC, in whole or in part, at any time on or after October 15, 2000, upon not less than 30 nor more than 60 days notice, at the redemption prices set forth below, plus accrued and unpaid interest to the date of redemption if redeemed during the 12-month period beginning on October 15 of the years indicated below:

                                                                 PERCENT OF
                            YEAR                              PRINCIPAL AMOUNT
                            ----                              ----------------
2000........................................................      104.875%
2001........................................................      102.438%
2002 and thereafter.........................................      100.000%

     At any time on or before October 15, 1999, Veritas DGC may redeem up to 25% of the aggregate principal amount of the notes from the Net Cash Proceeds of a Public Equity Offering, at a redemption price equal to 109.75% of the principal amount thereof, together with accrued and unpaid interest to the date of redemption, provided that at least $45.0 million of the principal amount of the notes remains outstanding immediately after such redemption and that such redemption occurs within 60 days following the closing of such Public Equity Offering.

     If less than all of the notes are to be redeemed, the particular notes will be selected on a pro rata basis or by lot or any other method the trustee deems fair and appropriate.

     Mandatory Redemption. Veritas DGC will not be required to make mandatory redemption or sinking fund payments with respect to the notes.

     Offers to Purchase. As described below, if a Change of Control occurs, Veritas DGC will be obligated to make an offer to purchase all outstanding notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase. The specific procedures to be used in such an event are described below under the caption "-- Certain Covenants -- Change of Control." If Veritas DGC sells or disposes of certain assets, it may be obligated to offer to purchase notes with a portion of the Net Available Proceeds at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the date of purchase. Details of such offers are described below under "-- Certain
Covenants -- Limitation on Asset Sales."

RANKING

     The notes are senior unsecured obligations of Veritas DGC and rank equally in right of payment with Veritas DGC's existing $75.0 million of Series A notes and with all indebtedness and other liabilities of Veritas DGC that are not by their terms subordinated to other Indebtedness. The notes, however, will be effectively subordinated to secured Indebtedness of Veritas DGC. Because Veritas DGC is a holding company and the notes are not guaranteed by any of its Subsidiaries, the notes are effectively subordinated to all existing and future liabilities of Veritas DGC's Subsidiaries.

CERTAIN COVENANTS

     The indenture contains, among others, the covenants described below.

     Limitation on Indebtedness and Disqualified Capital Stock. (a) Veritas DGC will not, and will not permit any of its Restricted Subsidiaries to incur or otherwise become liable for the payment of any Indebtedness other than Permitted Indebtedness or any Disqualified Capital Stock, after giving effect to such incurrence, the Consolidated Fixed Charge Coverage Ratio for the four full quarters immediately preceding such event would have been equal to or greater than 2.5 to 1.0.

     (b) Veritas DGC will not incur any Indebtedness that is expressly subordinated to any other Indebtedness of Veritas DGC unless such Indebtedness is also expressly subordinated to the notes at least to the extent it is subordinated to such other Indebtedness.

     (c) Veritas DGC will not permit any of its Restricted Subsidiaries to incur any Indebtedness, other than certain Permitted Indebtedness, or to issue any Preferred Stock.

     Limitation on Restricted Payments. (a) Veritas DGC will not, and will not permit any Restricted Subsidiary to, directly or indirectly make any Restricted Payment, unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, shall be the amount determined by the Board of Directors of Veritas DGC, whose determination shall be conclusive and evidenced by a Board Resolution):


          (1) no default or event of default shall have occurred and be continuing;


          (2) Veritas DGC could incur $1.00 of additional Indebtedness, other than Permitted Indebtedness, in accordance with paragraph (a) of the "-- Limitation on Indebtedness and Disqualified Capital Stock" covenant; and

          (3) the aggregate amount of all Restricted Payments declared or made after the Series A Issue Date shall not exceed the sum of the following:


             (A) 50% of the Consolidated Net Income of Veritas DGC accrued on a cumulative basis during the period beginning on August 1, 1996 and ending on the last day of Veritas DGC's last fiscal quarter ending prior to the date of such proposed Restricted Payment, or, if such Consolidated Net Income is a loss, minus 100% of such loss;



             (B) the aggregate Net Cash Proceeds received after the Series A Issue Date by Veritas DGC from the issuance or sale, other than to any of its Restricted Subsidiaries, of shares of Qualified

        Capital Stock of Veritas DGC or any options, warrants or rights to purchase such shares of Qualified Capital Stock of Veritas DGC;

             (C) the aggregate Net Cash Proceeds received after the Series A Issue Date by Veritas DGC, other than from any of its Restricted Subsidiaries, upon the exercise of any options, warrants or rights to purchase shares of Qualified Capital Stock of Veritas DGC;

             (D) the aggregate Net Cash Proceeds received after the Series A Issue Date by Veritas DGC from the issuance or sale, other than to any of its Restricted Subsidiaries, of Indebtedness or shares of Disqualified Capital Stock that have been converted into or exchanged for Qualified Capital Stock of Veritas DGC, together with the aggregate cash received by Veritas DGC at the time of such conversion or exchange;

             (E) to the extent not otherwise included in Consolidated Net Income, the net reduction in Investments in Unrestricted Subsidiaries resulting from dividends, repayments of loans or advances, or other transfers of assets, in each case to Veritas DGC or a Restricted Subsidiary after the Series A Issue Date from any Unrestricted Subsidiary or from the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, not to exceed in the case of any Unrestricted Subsidiary the total amount of Investments, other than Permitted Investments, in such Unrestricted Subsidiary made by Veritas DGC and its Restricted Subsidiaries in such Unrestricted Subsidiary that which was previously treated as a Restricted Payment; and

             (F) $2.5 million.


     The payments or other actions described in clauses (1) through (4) below are restricted payments:



          (1) declaration or payment of any dividend on, or any other distribution to holders of, any shares of Capital Stock of Veritas DGC, other than dividends or distributions payable solely in shares of Qualified Capital Stock of Veritas DGC or in options, warrants or other rights to purchase Qualified Capital Stock of Veritas DGC;



          (2) purchase, redemption or other acquisition or retirement for value any Capital Stock of Veritas DGC or any Affiliate thereof, other than any Restricted Subsidiary or except pursuant to a Permitted Investment, or any options, warrants or other rights to acquire such Capital Stock;



          (3) any principal payment on or repurchase, redemption, defeasance or other acquisition or retirement for value, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, any Subordinated Indebtedness, except in any case out of the Net Cash Proceeds of any Permitted Indebtedness referred to in clause (i) of the definition thereof; or



          (4) the making of any Restricted Investment.



     (b) Notwithstanding paragraph (a) above, Veritas DGC and its Restricted Subsidiaries may take the following actions so long as, in the case of clauses
(2) and (3) below, no default or event of default shall have occurred and be continuing:



          (1) the payment of any dividend on any Capital Stock of Veritas DGC or any Restricted Subsidiary within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (a) above;



          (2) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of Veritas DGC or any Restricted Subsidiary, in exchange for, or out of the aggregate Net Cash Proceeds from, a substantially concurrent issuance and sale, other than to a Restricted Subsidiary, of shares of Qualified Capital Stock of Veritas DGC; and



          (3) the repurchase, redemption, repayment, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the aggregate Net Cash Proceeds from, a substantially concurrent issuance and sale, other than to a Restricted Subsidiary, of shares of Qualified Capital Stock of Veritas DGC.


     The actions described in clauses (1), (2) and (3) of this paragraph (b) shall be restricted payments that shall be permitted to be made in accordance with this paragraph (b), but shall reduce the amount that would otherwise be available for restricted payments under clause (3) of paragraph (a), provided that any dividend paid pursuant to clause (1) of this paragraph (b) shall reduce the amount that would otherwise be available under clause (3) of paragraph (a) when declared, but not also when subsequently paid pursuant to such clause (1).


     Limitation on Issuances and Sales of Capital Stock of Restricted Subsidiaries. Veritas DGC will not:

     - permit any Restricted Subsidiary to issue or sell any Capital Stock to any Person other than Veritas DGC or a Wholly Owned Restricted Subsidiary; or

     - permit any person other than Veritas DGC or a Wholly Owned Restricted Subsidiary to own any Capital Stock of any Restricted Subsidiary.

     The sale of all of the Capital Stock of any Restricted Subsidiary is permitted by this covenant but is subject to the limitations described under "-- Limitations on Asset Sales."


     Limitation on Sale/Leaseback Transactions. Veritas DGC will not, and will not permit any Restricted Subsidiary to enter into or otherwise become liable with respect to any Sale/Leaseback Transaction unless Veritas DGC or such Restricted Subsidiary would be able to incur Indebtedness, other than Permitted Indebtedness, pursuant to and in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction pursuant to the covenants described in paragraphs (a) and (c) under "-- Limitation on Indebtedness and Disqualified Capital Stock," Veritas DGC or such Restricted Subsidiary receives proceeds from such Sale/Leaseback Transaction at least equal to the fair market value of the property or assets subject thereto, as determined in good faith by Veritas DGC's Board of Directors, whose determination in good faith and evidenced by a board resolution will be conclusive, and Veritas DGC applies an amount in cash equal to the Net Available Proceeds of the Sale/Leaseback Transaction in accordance with the provisions of the "-- Limitation on Asset Sales" covenant as if such Sale/Leaseback Transaction were an Asset Sale.


     Limitation on Transactions with Affiliates. Veritas DGC will not, and will not permit any Restricted Subsidiary to enter into any transaction or series of related transactions with, or for the benefit of, any of its Affiliates, other than Veritas DGC or a Restricted Subsidiary, unless:

          (1) such transaction or series of transactions is on terms that are no less favorable to Veritas DGC or such Restricted Subsidiary, as the case may be, than those that would be available in a comparable arm's-length transaction with unrelated third parties;

          (2) if the transaction(s) involve aggregate payments in excess of $1.0 million, Veritas DGC delivers an officers' certificate to the trustee certifying that:

             (a) such transaction or series of related transactions is on terms that are no less favorable to Veritas DGC or such Restricted Subsidiary than those that would be available in a comparable arm's-length transaction with unrelated third parties; and

             (b) such transaction or series of related transactions has been approved by the Board of Directors of Veritas DGC; and

          (3) if the transaction(s) involve aggregate payments in excess of $5.0 million, Veritas DGC delivers an officers' certificate to the trustee certifying (a) and (b) of paragraph (2) above and that the Company has obtained a written opinion from an independent nationally recognized investment banking firm as to the fairness of the transaction(s).

     Limitation on Liens. Veritas DGC will not, and will not permit any Restricted Subsidiary to create or suffer to exist any Lien of any kind, except for Permitted Liens, upon any of their respective property or assets, whether owned on the Series A Issue Date or acquired thereafter, or any income, profits or proceeds therefrom, to secure any Indebtedness of Veritas DGC or such Restricted Subsidiary, unless prior to, or contemporaneously therewith, the notes are equally and ratably secured. However, if such Indebtedness is expressly subordinated to the notes, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the notes, with the same relative priority as such Indebtedness has with respect to the notes. The foregoing covenant will not apply to any Lien securing Acquired Indebtedness, provided that any such Lien extends only to the property or assets that were subject to such Lien prior to the related acquisition by Veritas DGC or such Restricted Subsidiary and was not created, incurred or assumed in contemplation of such transaction.


     Change of Control. If a Change of Control occurs, Veritas DGC will be obligated to make an offer to purchase all of the then outstanding notes, a change of control offer. Not more than 60 nor less than 30 days later, Veritas DGC will purchase all of the then outstanding notes validly tendered pursuant to such change of control offer and not withdrawn, at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. The change of control offer is required to remain open for at least 20 business days and until the close of business on the fifth business day prior to the change of control purchase date.



     In order to effect such change of control offer, Veritas DGC will, not later than the 30th day after the change of control, mail to the trustee and each holder a notice of the change of control offer, which notice shall govern the terms of the change of control offer and shall state, among other things, the procedures that holders must follow to accept the change of control offer.


     Limitation on Asset Sales. (a) Veritas DGC will not, and will not permit any Restricted Subsidiary to engage in any Asset Sale unless:


        (1) Veritas DGC or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold, as determined by the Board of Directors of Veritas DGC;



        (2) at least 80% of the consideration received by Veritas DGC or the Restricted Subsidiary consists of cash or cash equivalents; and



        (3) Veritas DGC delivers to the trustee an officer's certificate certifying that such Asset Sale complies with clauses (1) and (2).



     (b) If Veritas DGC or any Restricted Subsidiary engages in an Asset Sale, then Veritas DGC is required within 210 days thereafter to:



        (1) apply all or any of the Net Available Proceeds from such Asset Sale to repay Indebtedness, other than subordinated Indebtedness, of Veritas DGC or any Restricted Subsidiary; provided that the related loan commitment, if any, is permanently reduced by the amount of such Indebtedness repaid; or



        (2) invest all or any part of the Net Available Proceeds in properties and assets that replace the properties and assets that were sold in the Asset Sale or in other properties or assets that will be used in the business of Veritas DGC and its Restricted Subsidiaries. The amount of such Net Available Proceeds not applied or invested as provided in this paragraph will constitute excess proceeds.



     (c) When the aggregate amount of excess proceeds equals or exceeds $5.0 million, Veritas DGC will make an offer to purchase, a net proceeds offer, from all holders of the notes the maximum principal amount of notes that may be purchased out of the amount of such excess proceeds. The offer price for the notes will be 100% of the principal amount of the notes tendered, plus accrued and unpaid interest to the date such net proceeds offer is consummated. To the extent that the aggregate offer price for the notes tendered is less than the excess proceeds, Veritas DGC may use that amount for general corporate purposes, subject to the limitations of the "Limitation on Restricted Payments" covenant. If the aggregate offer price for the notes validly tendered exceeds the excess proceeds, notes to be purchased will be selected on a pro rata basis. Upon completion of a net proceeds offer, the amount of excess proceeds will be reset to zero.


     Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. Veritas DGC will not, and will not permit any Restricted Subsidiary to create or suffer to exist or allow to become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

     - pay dividends or make any other distributions on its Capital Stock, or make payments on any Indebtedness owed to Veritas DGC or any other Restricted Subsidiary;

     - make loans or advances to Veritas DGC or any other Restricted Subsidiary;

     - transfer any of its property or assets to Veritas DGC or any other Restricted Subsidiary; or

     - guarantee the notes.


     These restrictions are referred to as a payment restriction. This term does not include any encumbrances or restrictions existing under or because of:


     (1) the indentures governing the notes or the Series A notes, the Credit Facility or any other agreement in effect or entered into on the Series A Issue Date;

     (2) any agreement, instrument or charter of or in respect of a Restricted Subsidiary entered into before the date on which such entity became a Restricted Subsidiary and outstanding on such date and not entered into in connection with or in contemplation of becoming a Restricted Subsidiary, provided such consensual encumbrance or restriction is not applicable to any properties or assets other than those owned or held by such entity at the time it became a Restricted Subsidiary or subsequently acquired by such Restricted Subsidiary other than from Veritas DGC or any other Restricted Subsidiary;

     (3) an agreement effecting a modification, renewal, refinancing, replacement or extension of any agreement, instrument or charter, other than the indentures governing the notes or the Series A notes, referred to in clause (1) or (2) above; provided however, that the provisions relating to such encumbrance or restriction are not materially less favorable to the holders of the notes than those under or pursuant to the agreement, instrument or charter so modified, renewed, refinanced, replaced or extended;

     (4) customary provisions restricting the subletting or assignment of any lease or the transfer of copyrighted or patented materials;

     (5) provisions in agreements that restrict the assignment of such agreements or rights thereunder; or

     (6) the sale or other disposition of any properties or assets subject to a Lien securing Indebtedness.

     Limitation on Conduct of Business. Veritas DGC will not, and will not permit any of its Restricted Subsidiaries to, engage in the conduct of any business other than the business being conducted on the Series A Issue Date and such other businesses as are reasonably necessary or desirable to facilitate the conduct and operation of such businesses.

     Reports. Veritas DGC will file on a timely basis with the SEC, to the extent such filings are accepted by the SEC and whether or not Veritas DGC has a class of securities registered under the Securities Exchange Act of 1934, the annual reports, quarterly reports and other documents that Veritas DGC would be required to file if it were subject to Section 13 or 15 of the Securities Exchange Act of 1934. Veritas DGC will also be required (a) to file with the trustee, and provide to each holder of notes, without cost to such holder, copies of such reports and documents within 15 days after the date on which Veritas DGC files such reports and documents with the SEC or the date on which Veritas DGC would be required to file such reports and documents if Veritas DGC were so required and (b) if filing such reports and documents with the SEC is not accepted by the SEC or is prohibited under the Securities Exchange Act of 1934, to supply at its cost copies of such reports and documents, including any exhibits thereto, to any holder of notes promptly upon written request.

     Limitation on Redemption and Other Repayments of notes. Veritas DGC will not optionally make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value other than through open market or privately negotiated purchases, prior to any scheduled principal payment, scheduled sinking fund payment or stated maturity, either notes or Series A notes, unless substantially concurrently with such redemption, Veritas DGC redeems the same percentage of the other issues.

MERGER, CONSOLIDATION AND SALE OF ASSETS

     Veritas DGC will not:

          (1) merge or consolidate with or into any other Person;

          (2) sell, assign, convey, transfer, lease or otherwise dispose of substantially all of the properties and assets of Veritas DGC and its Restricted Subsidiaries to any Person or group; and

          (3) Veritas DGC will not permit any of its Restricted Subsidiaries to enter into any transactions described in (1) and (2) above, if such transactions, in the aggregate would result in the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of Veritas DGC and its Restricted Subsidiaries to any other Person or group unless at the time and after giving effect thereto:

     (A) either

          - if the transaction is a merger or consolidation, Veritas DGC is the surviving Person; or

          - the Person, if other than Veritas DGC, formed by such consolidation or into which Veritas DGC is merged or to which the properties and assets of Veritas DGC or its Restricted Subsidiaries are disposed of shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture to the indenture governing the notes all the obligations of Veritas DGC under the notes and the indenture, and in each case, the indenture shall remain in full force and effect;


     (B) immediately before and immediately after giving effect to such transactions on a pro forma basis, no default or event of default shall have occurred and be continuing;


     (C) except in the case of the consolidation or merger of any Restricted Subsidiary with or into Veritas DGC, immediately after giving effect to such transactions on a pro forma basis, the Consolidated Net Worth of the surviving or resulting entity is at least equal to the Consolidated Net Worth of Veritas DGC immediately before such transactions;

     (D) except in the case of the consolidation or merger of Veritas DGC with or into a Restricted Subsidiary or any Restricted Subsidiary with or into Veritas DGC or another Restricted Subsidiary, immediately before and immediately after giving effect to such transactions on a pro forma basis, the surviving or resulting entity could incur $1.00 of additional Indebtedness, excluding Permitted Indebtedness under the indenture covenant relating to limitations on indebtedness; and

     (E) if any of the properties or assets of Veritas DGC or any of its Restricted Subsidiaries would upon such transactions become subject to any Lien other than a Permitted Lien, the creation and imposition of such Lien shall have been in compliance with the indenture covenant relating to limitations on liens.

     Upon any consolidation or merger or any sale, assignment, lease, conveyance, transfer or other disposition of all or substantially all of the properties and assets of Veritas DGC and its Restricted Subsidiaries in accordance with the foregoing, in which Veritas DGC is not the continuing corporation, the surviving or resulting entity shall succeed to, and be substituted for, Veritas DGC under the indenture, and thereafter

Veritas DGC, except in the case of a lease, will be discharged from all obligations and covenants under the indenture and may be liquidated and dissolved.

EVENTS OF DEFAULT


     The following will be events of default under the indenture:



          (a) default in the payment of the principal of or premium, if any, on any of the notes, whether such payment is due at Stated Maturity, upon redemption, upon repurchase pursuant to a change of control offer or a net proceeds offer, upon acceleration or otherwise; or



          (b) default in the payment of any installment of interest on any of the notes, when due, and the continuance of such default for a period of 30 days; or



          (c) default in the performance or breach of the merger, consolidation and sale of assets provisions of the indenture, the failure to make or consummate a change of control offer or a net proceeds offer in accordance with the indenture; or



          (d) Veritas DGC fails to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 30 days after written notice of such failure shall have been given by either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding; or



          (e) the occurrence and continuation beyond any applicable grace period of any default on any other Indebtedness of Veritas DGC or any Restricted Subsidiary for money borrowed, provided that the aggregate principal amount of such Indebtedness shall exceed $5.0 million and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such Indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, such event of default under the indenture and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree; or



          (f) final judgments or orders rendered against Veritas DGC or any Restricted Subsidiary that are unsatisfied and that require the payment in an aggregate amount of more than $5.0 million over the coverage under applicable insurance policies and either (A) commencement by any creditor of an enforcement proceeding upon such judgment (other than a judgment that is stayed by reason of pending appeal or otherwise) or (B) the occurrence of a 30-day period during which a stay of such judgment or order, by reason of pending appeal or otherwise, was not in effect; or



          (g) the entry of a decree or order by a court having jurisdiction in the premises (A) for relief in respect of Veritas DGC or any Restricted Subsidiary in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) adjudging Veritas DGC or any Restricted Subsidiary bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of Veritas DGC or any Restricted Subsidiary under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of Veritas DGC or any Restricted Subsidiary or of a substantial part of its consolidated assets, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or



          (h) the commencement by Veritas DGC or any Restricted Subsidiary of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by Veritas DGC or any Restricted Subsidiary to the entry of a decree or order for relief in respect thereof in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by Veritas DGC or any Restricted Subsidiary of a petition or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of Veritas DGC or any Restricted Subsidiary or of any substantial part of its consolidated assets, or the making by it of an assignment for the benefit of creditors under any such law, or the admission by it in writing of its inability to pay its debts generally as they become due or taking of corporate action by Veritas DGC or any Restricted Subsidiary in furtherance of any such action.


     If an event of default, other than as specified in clause (g) or (h) above, shall occur and be continuing, the trustee may, and the trustee upon the request of the holders of not less than 25% in aggregate principal amount of the notes then outstanding shall, declare the principal of, premium, if any, accrued and unpaid interest on all of the notes due and payable immediately, upon which declaration all amounts payable in respect of the notes shall be immediately due and payable. If an event of default specified in clause (g) or (h) above occurs and is continuing, then the principal of, premium, if any, accrued and unpaid interest on all of the notes shall become and be immediately due and payable without any declaration, notice or other act on the part of the trustee or any holder of notes.


     After a declaration of acceleration under the indenture, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding notes, by written notice to Veritas DGC and the trustee, may rescind and annul such declaration if:

          (a) Veritas DGC has paid or deposited with the trustee a sum sufficient to pay:


           (1) all sums paid or advanced by the trustee under the indenture and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel;



           (2) all overdue interest on all notes;



           (3) the principal of and premium on any notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the notes; and



           (4) to the extent that payment of such interest is lawful, interest upon overdue interest and principal at the rate borne by the notes;


          (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and


          (c) all events of default, other than the non-payment of principal of, premium, if any, or interest on the notes that has become due solely by such declaration of acceleration, have been cured or waived.



     No holder will have any right to institute any proceeding with respect to the indenture or any remedy thereunder, unless such holder has notified the trustee of a continuing event of default and the holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee under the indenture, the trustee has failed to institute such proceeding within 60 days after receipt of such notice and the trustee, within such 60-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding notes. Such limitations will not apply, however, to a suit instituted by the holder of a note for the enforcement of the payment of the principal of, premium, if any, or interest on such note on or after the respective due dates expressed in such note.



     During the existence of an event of default, the trustee will be required to exercise such rights and powers vested in it under the indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default shall occur and be continuing, the trustee will not be under any obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee under the indenture.


     If a default or an event of default occurs and is continuing and is known to the trustee, the trustee shall mail to each holder notice of the default or event of default within 60 days after the occurrence thereof. Except in the case of a default or an event of default in payment of principal of, premium, if any, or interest on any notes, the trustee may withhold the notice to the holders of the notes if the trustee determines in good faith that withholding the notice is in the interest of the holders.



     Veritas DGC is required to furnish to the trustee annual and quarterly statements as to the performance by Veritas DGC of its obligations under the indenture and as to any default in such performance. Veritas DGC will also be required to notify the trustee within 10 days of any default or event of default.


LEGAL DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

     Veritas DGC may, at its option and at any time, terminate its obligations with respect to the outstanding notes through either legal defeasance or covenant defeasance.

     To exercise either legal defeasance or covenant defeasance:

          (a) Veritas DGC must irrevocably deposit with the trustee, in trust for the benefit of the holders of the notes, cash, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding notes to redemption or maturity;

          (b) in the case of legal defeasance, Veritas DGC shall have delivered to the trustee an opinion of counsel based upon, and referring to, a published ruling of the IRS or change in applicable federal income tax laws, to the effect that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance had not occurred;

          (c) in the case of covenant defeasance, Veritas DGC shall have delivered to the trustee an opinion of counsel to the effect that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;


          (d) no default or event of default shall have occurred and be continuing either on the date of such deposit or insofar as events of default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;


          (e) such legal or covenant defeasance will not cause the trustee to have a conflict of interest under the indenture with respect to any securities of Veritas DGC; and

          (f) such legal or covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument to which Veritas DGC is a party or by which it is bound.

SATISFACTION AND DISCHARGE

     The indenture will be discharged and will cease to be of further effect when


          (1) either


             (a) all the notes theretofore authenticated and delivered have been delivered to the trustee for cancellation or

             (b) all notes not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee and Veritas DGC has irrevocably deposited or caused to be deposited with the trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the notes not theretofore delivered to the trustee for cancellation, together with instructions from Veritas DGC irrevocably directing the trustee to apply such funds to the payment thereof at such maturity or redemption;


          (2) Veritas DGC has paid all other sums payable by it under the indenture; and



          (3) Veritas DGC has delivered to the trustee required documentation stating that all conditions precedent to satisfaction and discharge of the indenture have been complied with.


AMENDMENTS AND WAIVERS

     Veritas DGC and the trustee may, without the consent of the holders of the notes, amend or supplement the indenture or the notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the indenture under the Trust Indenture Act of 1939 or making any change that does not materially adversely affect the rights of any holder of notes. Other amendments and modifications of the indenture or the notes may be made by Veritas DGC and the trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding notes; provided, however, without the consent of each holder affected, an amendment or waiver may not, with respect to any notes held by a non-consenting holder:

     - change the Stated Maturity of the principal of, or any installment of interest on, any note;

     - reduce the principal amount of, premium, if any, or interest on any note;


     - change the coin or currency of payment of principal of, premium, if any, or interest, on any note;


     - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

     - reduce the above-stated percentage of aggregate principal amount of outstanding notes necessary to modify or amend the indenture;

     - reduce the percentage of aggregate principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

     - modify any provision of the indenture relating to the modification and amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified;

     - change the ranking of the notes in a manner adverse to the holders or expressly subordinate in right of payment the notes to any other Indebtedness; or


     - amend, change or modify the obligation of Veritas DGC to make and consummate a change of control offer in the event of a change of control or make and consummate a net proceeds offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto.


     The holders of not less than a majority in aggregate principal amount of the outstanding notes may waive any past default under the indenture, except a default in the payment of principal of, premium, if any, or interest on the notes, or in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each note outstanding.

THE TRUSTEE

     State Street Bank and Trust Company N.A. serves as trustee under the indentures relating to the notes and the Series A notes.

     The indenture contains limitations on the rights of the trustee thereunder, should it become a creditor of Veritas DGC, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The indenture permits the trustee to engage in other transactions; provided, however if it acquires any conflicting interest, as defined in the Trust Indenture Act of 1939, it must eliminate such conflict or resign.

     As mandated by the Trust Indenture Act of 1939, if a default occurs with respect to either the Series A notes or the notes, State Street Bank and Trust Company would be required to resign as trustee under one of them within 90 days of such default unless the default cured, waived or otherwise eliminated.

GOVERNING LAW

     The indenture and the notes are governed by the laws of the State of New York.

ADDITIONAL INFORMATION

     Anyone who receives this prospectus may obtain a copy of the indenture relating to the notes without charge by writing to Veritas DGC at 3701 Kirby Drive, Suite 112, Houston, Texas 77098-3982, Attention: Anthony Tripodo.

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness of a Person (a) existing at the time such Person becomes a Restricted Subsidiary or (b) assumed in connection with acquisitions of properties or assets from such Person (other than any Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition). Acquired Indebtedness shall be deemed to be incurred on the date the acquired Person becomes a Restricted Subsidiary or the date of the related acquisition of properties or assets from such Person.

     "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of this definition, beneficial ownership of 10% or more of the voting common equity (on a fully diluted basis) or options or warrants to purchase such equity (but only if exercisable at the date of determination or within 60 days thereof) of a Person shall be deemed to constitute control of such Person.


     "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any Person other than Veritas DGC or any of its Restricted Subsidiaries (including, without limitation, by means of a Sale/Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a "transfer"), directly or indirectly, in one or a series of related transactions, of:



          (a) any Capital Stock of any Restricted Subsidiary held by Veritas DGC or any other Restricted Subsidiary;



          (b) all or substantially all of the properties and assets of any division or line of business of Veritas DGC or any of its Restricted Subsidiaries; or



          (c) any other properties or assets of Veritas DGC or any of its Restricted Subsidiaries other than transfers of cash, Cash Equivalents, accounts receivable or other properties or assets in the ordinary course of business or transfers in accordance with the proviso to clause (6) of the definition of Permitted Investments.



     For the purposes of this definition, the term "Asset Sale" also shall not include any of the following:



          (1) any transfer of properties or assets (including Capital Stock) that is governed by, and made in accordance with, the provisions described under "-- Merger, Consolidation and Sale of Assets";

          (2) any transfer of properties or assets to an Unrestricted Subsidiary, if permitted under the "Limitation on Restricted Payments" covenant;



          (3) sales of damaged, worn-out or obsolete equipment or assets that, in Veritas DGC's reasonable judgment are either (x) no longer used or (y) no longer useful in the business of Veritas DGC or its Restricted Subsidiaries;



          (4) any lease of any property entered into in the ordinary course of business and with respect to which Veritas DGC or any Restricted Subsidiary is the lessor, except any such lease that provides for the acquisition of such property by the lessee during or at the end of the term thereof for an amount that is less than the fair market value thereof at the time the right to acquire such property is granted; and



          (5) any transfers that, but for this clause (5), would be Asset Sales, if (A) Veritas DGC elects to designate such transfers as not constituting Asset Sales and (B) after giving effect to such transfers, the aggregate fair market value of the properties or assets transferred in such transaction or any such series of related transactions so designated by Veritas DGC does not exceed $500,000.



     "Attributable Indebtedness" means, with respect to any particular lease under which any Person is at the time liable, whether or not accounted for as a Capitalized Lease Obligation, and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term thereof, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates thereof to such date of determination at a rate per annum equal to the discount rate which would be applicable to a Capitalized Lease Obligation with a like term in accordance with GAAP. As used in the preceding sentence, the "net amount of rent" under any such lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.



     "Average Life" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of
(1) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund or mandatory redemption payment requirements) of such Indebtedness multiplied by (2) the amount of each such principal payment by (b) the sum of all such principal payments.


     "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into such an equity interest in such Person (for purposes of the indenture the Exchangeable Shares of VES shall be treated as Capital Stock of Veritas DGC, for which they are exchangeable, and shall not be treated as Capital Stock of VES).

     "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP and, for the purpose of the indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.


     "Cash Equivalents" means:



          (1) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the Unites States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

          (2) demand and time deposits and certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500 million or any commercial bank organized under the laws of any other country that is a member of the Organization for Economic Cooperation and Development and has total assets in excess of $500 million;



          (3) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of Veritas DGC and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's;



          (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any commercial bank meeting the specifications of clause (2) above;



          (5) overnight bank deposits and bankers acceptances at any commercial bank meeting the qualifications specified in clause (2) above;



          (6) demand and time deposits and certificates of deposit with any commercial bank organized in the United States not meeting the qualifications specified in clause (2) above, provided that such deposits and certificates support bond, letter of credit and other similar types of obligations incurred in the ordinary course of business; and



          (7) investments in money market or other mutual funds substantially all of whose assets comprise securities of the types described in clauses
     (1) through (5) above.



     "Change of Control" means the occurrence of any event or series of events by which:



          (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of more than 50% of the total Voting Stock of Veritas DGC;



          (b) Veritas DGC consolidates with or merges into another Person or any Person consolidates with, or merges into, Veritas DGC, in any such event pursuant to a transaction in which the outstanding Voting Stock of Veritas DGC is changed or exchanged for cash, securities or other property, other than any such transaction where:



             (1) the outstanding Voting Stock of Veritas DGC is changed into or exchanged for Voting Stock of the surviving or resulting Person that is Qualified Capital Stock; and



             (2) the holders of the Voting Stock of Veritas DGC immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of the surviving or resulting Person immediately after such transaction;



          (c) Veritas DGC, either individually or in conjunction with one or more Restricted Subsidiaries, sells, assigns, conveys, transfers, leases or otherwise disposes of, or the Restricted Subsidiaries sell, assign, convey, transfer, lease or otherwise dispose of, all of the properties and assets of Veritas DGC and its Restricted Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Restricted Subsidiaries, to any Person (other than Veritas DGC or a Wholly Owned Restricted Subsidiary);



          (d) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of Veritas DGC (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of Veritas DGC was approved by a vote of two thirds of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of Veritas DGC then in office; or

          (e) the liquidation or dissolution Veritas DGC.


     "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.


     "Consolidated Fixed Charge Coverage Ratio" means, for any period, the ratio on a pro forma basis of (a) the sum of Consolidated Net Income, Consolidated Fixed Charges, Consolidated Income Tax Expense, and Consolidated Non-cash Charges deducted in computing Consolidated Net Income, in each case, for such period, of Veritas DGC and its Restricted Subsidiaries on a consolidated basis, all determined in accordance with GAAP, to (b) the sum of such Consolidated Fixed Charges for such period;



provided, however that:



          (1) the Consolidated Fixed Charge Coverage Ratio shall be calculated on a pro forma basis assuming that:



             (A) the Indebtedness to be incurred (and all other Indebtedness incurred after the first day of such period of four full fiscal quarters referred to in the covenant described in paragraph (a) under "-- Certain Covenants -- Limitation on Indebtedness and Disqualified Capital Stock" through and including the date of determination), and (if applicable) the application of the net proceeds therefrom (and from any other such Indebtedness), including to refinance other Indebtedness, had been incurred on the first day of such four quarter period and, in the case of Acquired Indebtedness, on the assumption that the related transaction (whether by means of purchase, merger or otherwise) also had occurred on such date with the appropriate adjustments with respect to such acquisition being included in such pro form calculation; and



             (B) any acquisition or disposition by Veritas DGC or any Restricted Subsidiary of any properties or assets outside the ordinary course of business, or any repayment of any principal amount of any Indebtedness of Veritas DGC or any Restricted Subsidiary prior to the State Maturity thereof, in either case since the first day of such period of four full fiscal quarters through and including the date of determination, had been consummated on such first day of such four-quarter period;



          (2) in making such computation, the Consolidated Fixed Charges attributable to interest on any Indebtedness required to be computed on a pro forma basis in accordance with the covenant described in paragraph (a) under "-- Certain Covenants -- Limitation on Indebtedness and Disqualified Capital Stock" and (A) bearing a floating interest rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of Veritas DGC, a fixed or floating rate of interest, shall be computed by applying, at the option of Veritas DGC, either the fixed or floating rate;



          (3) in making such computation, the Consolidated Fixed Charges attributable to interest on any Indebtedness under a revolving credit facility required to be computed on a pro forma basis in accordance with the covenant described in paragraph (a) under "-- Certain
     Covenants -- Limitation on Indebtedness and Disqualified Capital Stock" shall be computed based upon the average daily balance of such Indebtedness during the applicable period, provided that such average daily balance shall be reduced by the amount of any repayment of Indebtedness under a revolving credit facility during the applicable period, which repayment permanently reduced the commitments or amounts available to be reborrowed under such facility;



          (4) notwithstanding clauses (2) and (3) of this proviso, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements, and

          (5) if after the first day of the period referred to in clause (a) of this definition Veritas DGC has permanently retired any Indebtedness out of the Net Cash Proceeds of the issuance and sale of shares of Qualified Capital Stock of Veritas DGC within 30 days of such issuance and sale, Consolidated Fixed Charges shall be calculated on a pro forma basis as if such Indebtedness had been retired on the first day of such period.



     "Consolidated Fixed Charges" means, for any period, without duplication:



     (a) the sum of:



          (1) the interest expense of Veritas DGC and is Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including without limitation --



             (A) any amortization of debt discount,



             (B) the net cost under Interest Rate Protection Obligations (including any amortization of discounts),



             (C) the interest portion of any deferred payment obligation constituting Indebtedness,



             (D) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, and



             (E) all accrued interest, in each case to the extent attributable to that period;



          (2) to the extent any Indebtedness of any Person (other than Veritas DGC or a Restricted Subsidiary) is guaranteed by Veritas DGC or any Restricted Subsidiary, the aggregate amount of interest paid (to the extent not accrued in a prior period) or accrued by such other Person during such period attributable to any such Indebtedness, in each case to the extent attributable to that period;



          (3) the aggregate amount of interest component of Capitalized Lease Obligations paid (to the extent not accrued in a prior period), accrued or scheduled to be paid or accrued by Veritas DGC and its Restricted Subsidiaries during such period;



          (4) the aggregate amount of dividends paid (to the extent not accrued in a prior period) or accrued on Preferred Stock or Disqualified Capital Stock of Veritas DGC and its Restricted, to the extent such Preferred Stock or Disqualified Capital Stock is owned by Person other than Veritas DGC or any Restricted Subsidiary; and



          (5) one third of the rental expense (including without limitation marine vessel charter payment) under operating leases with remaining noncancellable terms of at least one year (excluding leases in respect of office space) of Veritas DGC and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP; less



     (b) to the extent included in clause (a) above, amortization of capitalized debt issuance costs of Veritas DGC and its Restricted Subsidiaries during such period.


     "Consolidated Income Tax Expense" means, for any period, the provision for federal, state, local and foreign income taxes (including state franchise taxes accounted for as income taxes in accordance with GAAP) of Veritas DGC and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.


     "Consolidated Net Income" means, for any period, the consolidated net income (or loss) of Veritas DGC and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted by excluding:



          (a) net after-tax extraordinary gains or losses (less all fees and expenses relating thereto);



          (b) net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales;

          (c) the net income (or net loss) of any Person (other than Veritas DGC or any of its Restricted Subsidiaries), in which Veritas DGC or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to Veritas DGC or any of its Restricted Subsidiaries in cash by such other Person during such period (regardless of whether such cash dividends or distributions are attributable to net income (or net loss) of such Person during such period or during any prior period);



          (d) net income (or net loss) of any Person (other than VES) combined with Veritas DGC or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination;



          (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its net income is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;



          (f) income resulting from transfers of assets received by Veritas DGC or any Restricted Subsidiary from an Unrestricted Subsidiary; and



          (g) for the fiscal year ended July 31, 1996, merger related costs reflected in Veritas DGC's consolidated financial statements.



     "Consolidated Net Tangible Assets" means, at any date, the aggregate amount of assets included on the most recent consolidated balance sheet of Veritas DGC and its Restricted Subsidiaries, less (a) without duplication, applicable reserves and other properly deductible items and after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, and (b) current liabilities (other than current liabilities constituting Indebtedness for borrowed money), as determined in accordance with GAAP.


     "Consolidated Net Worth" means, at any date, the consolidated stockholders' equity of Veritas DGC less (without duplication) the amount of such stockholders' equity attributable to Disqualified Capital Stock or treasury stock of Veritas DGC and its Restricted Subsidiaries, as determined in accordance with GAAP.

     "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, depletion, amortization and other non-cash expenses (excluding non-cash expenses related to multi-client seismic data sales and write-offs and write-downs related to Veritas DGC's multi-client seismic data library) of Veritas DGC and its Restricted Subsidiaries reducing Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP (excluding any such non-cash charge for which an accrual of or reserve for cash charges for any future period is required).

     "Credit Facility" means, for purposes of this "Description of Notes" only, that certain Credit Agreement dated as of July 18, 1996 among Veritas DGC, the Subsidiaries of Veritas DGC named therein, as Borrowers, each of the banks named therein as Lenders, and Wells Fargo Bank (Texas) National Association, as Agent for the Lenders, as such Credit Facility was in effect at the Series A Issue Date.

     "Currency Hedge Obligations" means, at any time as to any Person, the obligations of such Person at such time which were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person's or any of its Subsidiaries' exposure to fluctuations in foreign currency exchange rates.


     "default" means any event, act or condition that is, or after notice or passage of time or both would become, an Event of Default.


     "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors of Veritas DGC is required to deliver a resolution of the Board of Directors under the indenture, a member of the Board of Directors of Veritas DGC who does not have any material direct or indirect financial interest (other than an interest arising solely from the beneficial ownership of Capital Stock of Veritas DGC) in or with respect to such transaction or series of transactions.

     "Disqualified Capital Stock" means any Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed or repurchased, in whole or in part, prior to the final Stated Maturity of the Senior notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity. For purposes of the covenant described in paragraph
(a) under "-- Certain Covenants -- Limitation on Indebtedness and Disqualified Capital Stock," Disqualified Capital Stock shall be valued at the greater of its voluntary or involuntary maximum fixed redemption or repurchase price plus accrued and unpaid dividends. For such purposes, the "maximum fixed redemption or repurchase price" of any Disqualified Capital Stock which does not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were redeemed or repurchased on the date of determination, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Disqualified Capital Stock; provided, however, that if such Disqualified Capital Stock is not at the date of determination permitted or required to be redeemed or repurchased, the "maximum fixed redemption or repurchase price" shall be the book value of such Disqualified Capital Stock.


     "event of default" has the meaning set forth above under the caption "Events of Default."


     "Foreign Restricted Subsidiaries" means Digicon (Nigeria) Limited, Digicon (Malaysia) Sdn. Bhd., Digital Exploration (Nigeria) Limited and P. T. Digicon Mega Pratama.

     "GAAP" means generally accepted accounting principles, consistently applied, that are set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable as of the date of the indenture.


     The term "guarantee" means, as applied to any obligation:



          (a) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation; and



          (b) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down under letters of credit.



     When used a verb, "guarantee" has a corresponding meaning.



     "Indebtedness" means with respect to any Person, without duplication:



          (a) all liabilities of such Person, contingent or otherwise, for borrowed money or for the deferred purchase price of property or services (excluding any trade accounts payable and other accrued current liabilities incurred in the ordinary course of business) and all liabilities of such Person incurred in connection with any letters of credit, bankers' acceptances or other similar credit transactions or any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, outstanding on the date of the indenture or thereafter, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;



          (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;

          (c) all Indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade account payable arising in the ordinary course of business;



          (d) the Attributable Indebtedness respecting all Capitalized Lease Obligations of such Person;



          (e) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Person, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or the amount of the obligation so secured);



          (f) all guarantees by such Person of Indebtedness referred to in this definition;



          (g) all obligations of such Person under or in respect of Currency Hedge Obligations and Interest Rate Protection Obligations; and



          (h) deferred credits respecting discontinued services.


     "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements or arrangements designed to protect against or manage such Person's or any of its Subsidiaries exposure to fluctuations in interest rates.

     "Investment" means, with respect to any Person, any direct or indirect advance, loan, guarantee of Indebtedness or other extension of credit or capital contribution to (by means of any transfer of cash or other property or assets to others or any payment for property, assets or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities (including derivatives) or evidences of Indebtedness issued by, any other Person. In addition, the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by Veritas DGC in such Unrestricted Subsidiary at such time. "Investments" shall exclude (a) extensions of trade credit or other advances to customers on commercially reasonable terms in accordance with normal trade practices or otherwise in the ordinary course of business, (b) Interest Rate Protection Obligations and Currency Hedge Obligations, but only to the extent that the same constitute Permitted Indebtedness and (c) endorsements of negotiable instruments and documents in the ordinary course of business.

     "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim or similar type of encumbrance (including, without limitation, any agreement to give or grant any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

     "Maturity" means, with respect to any note, the date on which any principal of such note becomes due and payable as therein or in the indenture provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "Net Available Proceeds" means with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to Veritas DGC or any Restricted Subsidiary), net of:



          (1) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel, accountants and investment banks) related to such Asset Sale;



          (2) provisions for all taxes payable as a result of such Asset Sale;



          (3) amount required to be paid to any Person (other than Veritas DGC or any Restricted Subsidiary) owning a beneficial interest in the properties or assets subject to the Asset Sale or having a Lien thereon; and



          (4) appropriate amounts to be provided by Veritas DGC or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any liabilities associated with such Asset Sale and retained by Veritas DGC or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without, limitation pension and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.


     "Net Cash Proceeds," with respect to any issuance or sale of Qualified Capital Stock or other securities, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.


     "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of Veritas DGC or any Restricted Subsidiary incurred in connection with the acquisition by Veritas DGC or such Restricted Subsidiary of any property or assets and as to which (a) the holders of such Indebtedness agree that they will look solely to the property or assets so acquired and securing such Indebtedness for payment on or in respect of such Indebtedness, and neither Veritas DGC nor any Subsidiary (other than an Unrestricted Subsidiary) (1) provides credit support, including any undertaking, agreement or instrument which would constitute Indebtedness or (2) is directly or indirectly liable for such Indebtedness, and (b) no default with respect to such Indebtedness would permit (after notice or passage of time or both), according to the terms thereof, any holder of any Indebtedness of Veritas DGC or a Restricted Subsidiary to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.


     "Note Register" means the register maintained by or for Veritas DGC in which Veritas DGC shall provide for the registration of the notes and the transfer of the notes.

     "Permitted Indebtedness" means any of the following:


          (a) Indebtedness (and any guarantee thereof) under one or more working capital credit facilities with banks and other financial institutions in an aggregate principal amount at any one time outstanding not to exceed $20 million, less any amounts derived from Asset Sales and applied to the permanent reduction of the Indebtedness under any such credit facilities as contemplated by the "Limitation on Asset Sales" covenant (the "Maximum Bank Credit Amount");



          (b) Indebtedness under the notes and the Series A notes;



          (c) Indebtedness outstanding or in effect on the Series A Issue Date (and not repaid or defeased with the proceeds of the offering of the Series A notes);



          (d) Indebtedness under Interest Rate Protection Obligations, provided that (1) such Interest Rate Protection Obligations are related to payment obligations on Permitted Indebtedness or Indebtedness otherwise permitted by paragraph (a) of the "Limitation on Indebtedness and Disqualified Capital Stock" covenant, and (2) the notional principal amount of such Interest Rate Protection Obligations does not exceed the principal amount of such Indebtedness to which such Interest Rate Protection Obligations relate;


          (e) Indebtedness under Currency Hedge Obligations, provided that (1) such Currency Hedge Obligations are related to payment obligations on Permitted Indebtedness or Indebtedness otherwise permitted by paragraph (a) of the "Limitation on Indebtedness and Disqualified Capital Stock" covenant or to the foreign currency cash flows reasonably expected to be generated by Veritas DGC and its Restricted Subsidiaries, and (2) the notional principal amount of such Currency Hedge Obligations does not exceed the principal amount of such Indebtedness and the amount of such foreign currency cash flows to which such Currency Hedge Obligations relate;



          (f) Indebtedness of Veritas DGC to a Wholly Owned Restricted Subsidiary and Indebtedness of any Restricted Subsidiary to Veritas DGC or a Wholly Owned Restricted Subsidiary; provided, however, that upon any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Restricted Subsidiary ceasing to be a Wholly Owned Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to Veritas DGC or a Wholly Owned Restricted Subsidiary), such Indebtedness shall be deemed, in each case, to be incurred and shall be treated as an incurrence for purposes of paragraph
     (a) of the "Limitation on Indebtedness and Disqualified Capital Stock" covenant at the time the Wholly Owned Restricted Subsidiary in question ceased to be a Wholly Owned Restricted Subsidiary or the time such subsequent transfer occurred;



          (g) Indebtedness in respect of bid, performance or surety bonds issued for the account of Veritas DGC in the ordinary course of business, including guaranties or obligations of Veritas DGC with respect to letters of credit supporting such bid, performance or surety obligations (in each case other than for an obligation for money borrowed);



          (h) Non-Recourse Indebtedness;



          (i) any renewals, substitutions, refinancing or replacements (each, for purposes of this clause (i), a "refinancing") by Veritas DGC or a Restricted Subsidiary of any Indebtedness incurred pursuant to clause (b) or (c), including any successive refinances by Veritas DGC or such Restricted Subsidiary, so long as:



             (A) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by Veritas DGC or such Restricted Subsidiary as necessary to accomplish such refinancing, plus the amount of expenses of Veritas DGC or such Restricted Subsidiary incurred in connection with such refinancing;



             (B) in the case of any refinancing of Indebtedness (including the notes) that is pari passu with or subordinated in right of payment to the notes, then such new Indebtedness is pari passu with or subordinated in right of payment to the notes at least to the same extent as the Indebtedness being refinanced; and



             (C) such new Indebtedness has an Average Life equal to or longer than the Average Life of the Indebtedness being refinanced and a final Stated Maturity that is at least 91 days later than the final Stated Maturity of the Indebtedness being refinanced; and



          (j) any additional Indebtedness in an aggregate principal amount not in excess of $5 million at any one time outstanding and any guarantee thereof.

     "Permitted Investments" means any of the following:



          (1) Investments in Cash Equivalents;



          (2) Investments in Veritas DGC or any of its Wholly Owned Restricted Subsidiaries;



          (3) Investments by Veritas DGC or any of its Restricted Subsidiaries in another Person, if as a result of such Investment:



             (A) such other Person becomes a Wholly Owned Restricted Subsidiary; or



             (B) such other person is merged or consolidated with or into, or transfers or conveys all or substantially all of its properties and assets to, Veritas DGC or a Wholly Owned Restricted Subsidiary;



          (4) Investments permitted under the "Limitation on Asset Sales" covenant;



          (5) Investments made in the ordinary course of business in prepaid expenses, lease, utility, workers' compensation, performance and other similar deposits;



          (6) Investments in Stock, obligations or securities received in settlement of debts owing to Veritas DGC or any Restricted Subsidiary as a result of bankruptcy or insolvency proceedings or upon the foreclosure, perfection or enforcement of any Lien in favor of Veritas DGC or any Restricted Subsidiary, in each case as to debt owing to Veritas DGC or any Restricted Subsidiary that arose in the ordinary course of business of Veritas DGC or any such Restricted Subsidiary, provided than any stocks, obligations or securities received in settlement of debts that arose in the ordinary course of business (and received other than as a result of bankruptcy or insolvency proceedings or upon foreclosure, perfection or enforcement of any Lien) that are, within 30 days of receipt, converted into cash or Cash Equivalents at the time received; and



          (7) Investments in joint venture, partnerships of Affiliates in an aggregate amount not to exceed at any one time $7.5 million.


     "Permitted Liens" means the following types of Liens:

          (a) Liens existing as of the Series A Issue Date;

          (b) Liens securing the Series A notes and notes;

          (c) Liens in favor of Veritas DGC;


          (d) Liens on accounts receivable, notes receivable, chattel paper or inventory securing Indebtedness under one or more working capital facilities with banks or other financial institutions that does not, in the aggregate, exceed the greater of (x) 10% of Veritas DGC's Consolidated Net Tangible Assets or (y) the amounts permitted pursuant to clause (a) of the definition of Permitted Indebtedness;



          (e) Liens securing Indebtedness that constitutes Permitted Indebtedness pursuant to clause (i) of the definition of "Permitted Indebtedness" incurred as a refinancing of any Indebtedness secured by Liens described in clause (a) or (d) of this definition;


          (f) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

          (g) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the payment or performance of tenders, statutory or regulatory obligations, surety and appeal bonds, bids, government contracts and leases, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

          (h) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

          (i) any interest or title of a lessor under any Capitalized Lease Obligation (to the extent the Attributable Indebtedness related thereto constitutes Indebtedness permitted to be incurred under the terms of the indenture) or operating lease;


          (j) purchase money Liens; provided, however, that (1) the related purchase money Indebtedness shall not be secured by any property or assets of Veritas DGC or any Restricted Subsidiary other than the property or assets so acquired and any proceeds therefrom and (2) the Lien securing such Indebtedness shall be created within 90 days of such acquisition;


          (k) Liens securing obligations under or in respect of either Currency Hedge Obligations or Interest Rate Protection Obligations;

          (l) Liens upon specific items of inventory or other goods of any Person securing such Person's obligations in respect of bankers acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (m) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property or assets relating to such letters of credit and products and proceeds thereof;

          (n) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of Veritas DGC or any of its Restricted Subsidiaries, including rights of offset and setoff; and

          (o) Liens securing Non-Recourse Indebtedness; provided, however, that the related Non-Recourse Indebtedness shall not be secured by any property or assets of Veritas DGC or any Restricted Subsidiary other than the property and assets acquired by Veritas DGC or any Restricted Subsidiary with the proceeds of such Non-Recourse Indebtedness.

     "Permitted Subsidiary Indebtedness" means, with respect to Restricted Subsidiaries, Indebtedness in an aggregate principal amount at any time outstanding up to the excess, if any, of (A) 10% of Veritas DGC's Consolidated Net Tangible Assets over (B) the greater of $20.0 million or the aggregate principal amount of outstanding secured Indebtedness of Veritas DGC incurred in compliance with clause (a) of the "-- Limitation on Indebtedness and Disqualified Capital Stock" covenant.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the indenture, including, without limitation, all classes and series of preferred or preference stock of such Person.

     "Public Equity Offering" means an offer and sale of Common Stock of Veritas DGC made after the Series A Issue Date pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act of 1933 (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of Veritas DGC).

     "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Disqualified Capital Stock.


     "Restricted Investment" means (without duplication) (1) the designation of a Subsidiary as an Unrestricted Subsidiary in the manner described in the definition of "Unrestricted Subsidiary" and (2) any Investment other than a Permitted Investment.

     "Restricted Subsidiary" means any Subsidiary of Veritas DGC, whether existing on or after the date of the indenture, unless such Subsidiary of Veritas DGC is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary pursuant to the terms of the indenture.

     "S&P" means Standard and Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

     "Sale/Leaseback Transaction" means any direct or indirect arrangement pursuant to which properties or assets are sold or transferred by Veritas DGC or a Restricted Subsidiary and are thereafter leased back from the purchaser or transferee thereof by Veritas DGC or one of its Restricted Subsidiaries.

     "Series A Indenture" means the indenture dated as of October 23, 1996 between Veritas DGC and State Street Bank and Trust Company (as successor to Fleet National Bank), as trustee, providing for the issuance of the Series A notes in the aggregate principal amount of $75,000,000, as such may be amended and supplemented from time to time.

     "Series A Issue Date" means the date on which the Series A notes were originally issued under the Series A Indenture.

     "Series A notes" means Veritas DGC's 9 3/4% Senior Notes due October 15, 2003 issued October 23, 1996, pursuant to the Series A Indenture, as such may be amended or supplemented from time to time.

     "Stated Maturity" means, when used with respect to any Indebtedness or any installment of interest thereon, the date specified in the instrument evidencing or governing such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest is due and payable.

     "Subordinated Indebtedness" means any Indebtedness of Veritas DGC which is expressly subordinated in right of payment to the notes.


     "Subsidiary" means, with respect to any Person, (1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (2) any other Person (other than a corporation), including, without limitation, a joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, have at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).



     "Unrestricted Subsidiary" means (1) any Subsidiary of Veritas DGC that at the time of determination will be designated an Unrestricted Subsidiary by the Board of Directors of Veritas DGC as provided below and (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of Veritas DGC may designate any Subsidiary of Veritas DGC as an Unrestricted Subsidiary so long as:



          (a) neither Veritas DGC nor any Restricted Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such Subsidiary;



          (b) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise), any Holder of any other Indebtedness of Veritas DGC or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity;



          (c) such designation as an Unrestricted Subsidiary would be permitted under the "Limitation on Restricted Payments" covenant; and



          (d) such designation shall not result in the creation or imposition of any Lien on any of the properties or assets of Veritas DGC or any Restricted subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which shall have been in compliance with the "Limitation on

     Liens" covenant); provided, however, that with respect to clause (a), Veritas DGC or a Restricted Subsidiary may be liable for Indebtedness of any Unrestricted Subsidiary if:



             (x) such liability constituted a Permitted Investment or a Restricted Payment permitted by the "Limitation on Restricted Payments" covenant, in each case at the time of incurrence; or



             (y) the liability would be a Permitted Investment at the time of designation of such Subsidiary as an Unrestricted Subsidiary.



Any such designation by the Board of Directors of Veritas DGC shall be evidence to the trustee by filing a Board Resolution with the trustee giving effect to such designation. The Board of Directors of Veritas DGC may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation on a pro forma basis:



          (1) no Default or Event of Default shall have occurred and be continuing;



          (2) Veritas DGC could incur $1.00 of additional Indebtedness (not including the incurrence of Permitted Indebtedness) under the first paragraph of the "Limitation on Indebtedness and Disqualified Capital Stock" covenant; and



          (3) if any of the properties and assets of Veritas DGC or any of its Restricted Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien shall have been in compliance with the "Limitation on Liens" covenant.



     "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).



     "Wholly Owned Restricted Subsidiary" means (a) any Restricted Subsidiary to the extent (1) all of the Capital Stock or other ownership interests in such Restricted Subsidiary, other than any directors' qualifying shares mandated by applicable law, is owned directly or indirectly by Veritas DGC or (2) such Restricted Subsidiary is organized in a foreign jurisdiction and is required by the applicable laws and regulations of such foreign jurisdiction to be partially owned by the government of such foreign jurisdiction or individual or corporate citizens of such foreign jurisdiction in order for such Restricted Subsidiary to transact business in such foreign jurisdiction, provided that Veritas DGC, directly or indirectly, owns the remaining Capital Stock or ownership interest in such Restricted Subsidiary and, by contract or otherwise, controls the management and business of such Restricted Subsidiary and derives the economic benefits of ownership of such Restricted Subsidiary to substantially the same extent as if such Restricted Subsidiary were a wholly owned Subsidiary, and (b) any Foreign Restricted Subsidiary so long as the direct or indirect ownership interest of Veritas DGC therein is no less than at the Series A Issue Date.


BOOK ENTRY; DELIVERY AND FORM

     The Series C note will be issued in the form of one permanent global certificate in definitive, fully registered form. The global certificate will be deposited with, or on behalf of, DTC and registered in the name of the nominee of DTC.

     Except as set forth below, the global certificate may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     DTC has advised Veritas DGC as follows: It is a limited-purpose trust company which was created to hold securities for its participating organizations and to facilitate the clearance and settlement of transactions in such securities between participants through electronic book-entry changes in accounts of its participants. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant. Persons may beneficially own securities held by DTC only through participants.

     DTC has also advised that pursuant to procedures established by it (i) upon the issuance by Veritas DGC of the Series C notes, DTC will credit the accounts of participants with the principal amount of the Series C notes equivalent to their interest in the Series B notes tendered for exchange, and (ii) ownership of beneficial interests in the global certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, the participants and the indirect participants. The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interests in the global certificate is limited to such extent.

     So long as a nominee of DTC is the registered owner of the global certificate, such nominee will be considered the sole owner or holder of the Series C notes for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global certificate will not be entitled to have Series C notes registered in their names, will not receive or be entitled to receive physical delivery of Series C notes in definitive form and will not be considered the owners or holders thereof under the indenture.

     Neither Veritas DGC, the trustee, the paying agent nor the note registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global certificate, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Principal and interest payments on the global certificate will be made by Veritas DGC, either directly or through a paying agent, to DTC's nominee as the registered owner of the global certificate. Under the terms of the indenture, Veritas DGC and the trustee will treat the persons in whose names the Series C notes are registered as the owners of such notes for all purposes. Therefore, neither Veritas DGC, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the Series C notes to beneficial owners. DTC has advised Veritas DGC and the trustee that its present practice is, upon receipt of any payment of principal or interest to credit immediately the accounts of the participants with payment in amounts proportionate to their respective holdings in the global certificate as shown on the records of DTC. Payments by participants and indirect participants to beneficial owners will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such participants or indirect participants.

     As long as the Series C notes are represented by a global certificate, DTC's nominee will be the holder of the Series C notes and therefore will be the only entity that can exercise a right to repayment or repurchase of the notes. Notice by participants or indirect participants or by beneficial owners held through such participants or indirect participants of the exercise of the option to elect repayment of beneficial interests in Series C notes must be transmitted to DTC in accordance with its procedures on a form required by DTC and provided to participants. In order to ensure that DTC's nominee will timely exercise a right to repayment with respect to a particular beneficial interest, the beneficial owner must instruct the broker or other participant or exercise a right to repayment. Different firms have cut-off times for accepting instructions from their customers and, accordingly, each beneficial owner should consult the broker or other participant or indirect participant through which it holds its interest in order to ascertain the cut-off time by which such an instruction must be given in order for timely notice to be delivered to DTC. Veritas DGC will not be liable for any delay in delivery of notices of the exercise of the option to elect repayment.

     Veritas DGC will issue Series C notes in definitive form in exchange for the global certificate if, and only if, DTC is at any time unwilling or unable to continue as depository and a successor depository is not appointed by Veritas DGC within 90 days. In such an instance, a beneficial owner will be entitled to have Series C notes equal in principal amount to such beneficial interest issued in fully registered certificated form. Series C notes so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

REGISTRATION RIGHTS

     Veritas DGC entered into a registration rights agreement pursuant to which Veritas DGC agreed to file with the SEC a registration statement on the appropriate form under the Securities Act of 1933 with respect to an offer to exchange the Series B notes for the Series C notes. If the exchange offer is consummated on or before April 12, 1999, the registration statement of which this prospectus is a part will satisfy Veritas DGC's obligations under the registration rights agreement with respect to the exchange offer.

     Under existing interpretations of the SEC, the Series C notes will be freely transferable by holders without further registration under the Securities Act of 1933 if the holder of the Series C notes represents that it:

     (1) is acquiring the Series C notes in the ordinary course of its business;

     (2) has no arrangement or understanding with any person to participate in the distribution of the Series C notes; and

     (3) is not an affiliate of Veritas DGC, as that term is interpreted by the SEC;

provided, however, that broker-dealers receiving Series C notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such Series C notes. The SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to Series C notes -- other than a resale of unsold allotment from the original sale of the Series B notes -- with this prospectus. Under the registration rights agreement, Veritas DGC is required to allow broker-dealers to use this prospectus in connection with the resale of such Series C notes. Holders of interests in Series B notes will be required to make certain representations to Veritas DGC, as described in the letter of transmittal, in order to participate in the exchange offer.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     Veritas DGC's principal credit arrangements other than the notes consist of a bank credit agreement and the Series A notes.

BANK CREDIT AGREEMENT

     On July 27, 1998, Veritas DGC entered into a syndicated, senior credit facility with Bank One, Texas, N.A., as agent. Certain of Veritas DGC's subsidiaries have guaranteed the obligations of Veritas DGC under that agreement. That agreement provides Veritas DGC with the ability to borrow up to $50.0 million from time to time prior to July 27, 2001, subject to an accounts receivable borrowing base. Interest under the bank credit agreement accrues at a variable rate, using either the Wall Street Journal prime rate, or a rate based on the interbank Eurodollar market ("LIBOR") plus a margin ranging from 0.625% to 1.375%, depending upon Veritas DGC's trailing four-quarter debt to EBITDA ratio.

     The indebtedness under the bank credit agreement is unsecured but is subject to a "springing lien" on accounts receivable which would arise upon the occurrence of an event of default under the agreement.

     The bank credit agreement contains certain financial covenants as well as other provisions which restrict the ability of Veritas DGC and its subsidiaries to:

     - engage in new lines of business other than the business in which they are currently engaged and other businesses reasonably related thereto; or

     - enter into mergers or consolidations or asset sales or purchases; or

     - incur liens or debts or make advances, investments or loans; or

     - enter into transactions with affiliates other than at arm's-length basis in the ordinary course of business; or

     - modify any certificate of incorporation or by-laws in a manner adverse to the lenders.

SERIES A NOTES

     In October 1996, Veritas DGC consummated a public offering of $75.0 million principal amount of the Series A notes. The Series A notes are general unsecured senior obligations of Veritas DGC ranking on a parity in right of payment with the notes and with all other indebtedness and liabilities of Veritas DGC that are not subordinated by their terms to other indebtedness of Veritas DGC and senior in right of payment to all indebtedness of Veritas DGC that by its terms is so subordinated. The terms of the Series A notes are substantially identical to the notes.

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is based upon current provisions of the IRS, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders of the Series B notes (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who hold Series B notes in connection with a hedging transaction, straddle, or conversion transaction) may be subject to special rules not discussed below.

     The issuance of the Series C notes to holders of the Series B notes pursuant to the terms set forth in this prospectus will not constitute an exchange for federal income tax purposes. Consequently, no gain or loss will be recognized by holders of the Series B notes upon receipt of the Series C notes, and ownership for the Series C notes will be considered a continuation of ownership of the Series B notes. For purposes of determining gain or loss upon the subsequent sale or exchange of the Series C notes, a holder's basis in the Series C notes should be the same as such holder's basis in the Series B notes exchanged therefor. A holder's holding period for the Series C notes should include the holder's holding period for the Series B notes exchanged. Each holder's taxation of a Series C note will be as for the Series B notes, and the issue price, original issue discount, bond premium and market discount inclusion and other tax characteristics of the Series C notes should be identical to the issue price, original issue discount, bond premium and market discount inclusion and other tax characteristics of the Series B notes exchanged therefor.

     HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF EXCHANGING SERIES B NOTES FOR SERIES C NOTES IN THE EXCHANGE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, OR FOREIGN TAX LAWS AND RECENT AND OF POSSIBLE FUTURE CHANGES IN THE TAX LAWS.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that acquires Series C notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such Series C notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Series C note received in exchange for Series B notes where such Series B notes were acquired as a result of market-making activities or other trading activities. Veritas DGC has agreed that it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     Veritas DGC will not receive any proceeds from any sales of the Series C notes by broker-dealers. Series C notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Series C notes or a combination of such methods or resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to the purchaser or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Series C notes. Any broker-dealer that resells the Series C notes that were received by it for its own account pursuant to the exchange offer may be deemed to be an underwriter within the meaning of the Securities Act of 1933 and any profit on any such resale of Series C notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act of 1933. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act of 1933.

     For the period of time as such broker-dealers must comply with prospectus delivery requirements of the Exchange Act in order to resell the Series C notes, Veritas DGC will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. Veritas DGC has agreed to pay certain expenses incident to the exchange offer, other than commission or concessions of any brokers or dealers, and will indemnify the holders of the Series B notes against certain liabilities, including liabilities under the Securities Act of 1933.

     By acceptance of this exchange offer, each broker-dealer that receives Series C notes for its own account pursuant to the exchange offer agrees that, upon receipt of notice from Veritas DGC of the happening of any event which makes any statement in the prospectus untrue in any material respect or which requires the making of any changes in the prospectus in order to make the statements therein not misleading (which notice Veritas DGC agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the prospectus until Veritas DGC has amended or supplemented the prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemental prospectus to such broker-dealer.

                                 LEGAL MATTERS

     Certain legal matters in connection with the validity of the Exchange Notes offered hereby will be passed on for Veritas DGC by Porter & Hedges, L.L.P., Houston, Texas.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Veritas DGC Inc. for the two years ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements of Veritas DGC Inc. for the year ended July 31, 1996 incorporated by reference from the Company's Annual Report on Form 10-K for the year ended July 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

     The consolidated financial statements of Veritas Energy Services Inc., as of and for the nine months ended July 31, 1996, not separately incorporated by reference in this Prospectus, have been audited by Price Waterhouse, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     This prospectus incorporates documents by reference which are not presented in or delivered with it. This means that Veritas DGC can disclose certain information by referring a reader to certain documents. These documents (other than exhibits to such documents unless specifically incorporated by reference) are available upon written or oral request directed to Anthony Tripodo, Veritas DGC Inc., at Veritas DGC's principal executive offices located at 3701 Kirby Drive, Suite 112, Houston, Texas 77098-3982; telephone (713) 512-8300. In order to ensure timely delivery of the documents, any request should be made five days before the Expiration Date.



     The following documents, which have been filed by Veritas DGC with the SEC pursuant to the Exchange Act (File No. 1-7427), are incorporated in this prospectus by reference and shall be deemed to be a part hereof:


          (a) Annual Report on Form 10-K for the year ended July 31, 1998;

          (b) Current Report on Form 8-K, dated November 12, 1998;

          (c) Quarterly Report on Form 10-Q for the quarter ended October 31, 1998; and

          (d) All documents filed by Veritas DGC with the Commission pursuant to sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the Offer to Exchange.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Veritas DGC will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any or all documents that have been incorporated herein by reference (not including exhibits to the documents that have been incorporated herein by reference unless such exhibits are specifically incorporated by reference in the documents this prospectus incorporates). Requests should be directed to Veritas DGC Inc., attention:
Corporate Secretary, 3701 Kirby Drive, Suite 112, Houston, TX 77098-3982 (telephone number: (713) 512-8300).

  You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information.

  We are not offering the Series C notes in any state where the offer is not permitted.

  We do not claim the accuracy of the information in this prospectus as of any date other than the date stated on the cover.

                   TABLE OF CONTENTS
------------------------------------------------------


Prospectus Summary......................     2
Where You Can Find More Information.....     7
Forward-Looking Statements..............     7
Risk Factors............................     8
Use of Proceeds.........................    11
Capitalization..........................    12
Business................................    13
The Exchange Offer......................    21
Description of Notes....................    28
Description of Certain Indebtedness.....    54
Certain U.S. Federal Income Tax
  Considerations........................    55
Plan of Distribution....................    55
Legal Matters...........................    56
Experts.................................    56
Incorporation of Certain Documents by
  Reference.............................    57


                                VERITAS DGC INC.

                                 [VERITAS LOGO]

                                 Exchange Offer

                              -------------------
                                    Prospectus
                              -------------------

                                February 4, 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 21. EXHIBITS

     The following is a list of all of the exhibits filed as part of the Registration Statement:


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
           4.1*          -- Purchase Agreement, dated October 23, 1998, between
                            Veritas DGC Inc. and Warburg Dillon Read LLC.
                            (Incorporated by reference to Exhibit 4.1 to Veritas DGC,
                            Inc.'s Current Report on Form 8-K dated November 12,
                            1998).
           4.2*          -- Registration Rights Agreement, dated as of October 28,
                            1998, between Veritas DGC, Inc. and Warburg Dillon Read
                            LLC. (Incorporated by reference to Exhibit 4.2 to Veritas
                            DGC, Inc.'s Current Report on Form 8-K dated November 12,
                            1998).
           4.3*          -- Indenture, dated as of October 28, 1998, between Veritas
                            DGC, Inc. and State Street Bank and Trust Company.
                            (Incorporated by reference to Exhibit 4.3 to Veritas DGC,
                            Inc.'s Current Report on Form 8-K dated November 12,
                            1998).
           5.1*          -- Opinion of Porter & Hedges, L.L.P., with respect to the legality of the securities filed herewith.
          12.1*          -- Statement recomputation of ratio of earnings to fixed
                            charges.
          23.1*          -- Consent of PricewaterhouseCoopers LLP.
          23.2*          -- Consent of PricewaterhouseCoopers, Chartered Accountants.
          23.3*          -- Consent of Deloitte & Touche LLP.
          23.4*          -- Consent of Porter & Hedges, L.L.P. (included in Exhibit
                            5.1 Opinion).
          24.1*          -- Power of Attorney (included on signature page).
          25.1*          -- Statement of Eligibility of Trustee.
          99.1*          -- Form of Letter of Transmittal.
          99.2*          -- Form of Notice of Guaranteed Delivery.


---------------

* Previously filed

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on January 28, 1999.


                                            VERITAS DGC INC.

                                            By:     /s/ DAVID B. ROBSON
                                              ----------------------------------
                                                       David B. Robson
                                                    Chairman of the Board,
                                                 Chief Executive Officer and
                                                            Director


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the 28th day of January, 1999.



                      SIGNATURE                                             TITLE
                      ---------                                             -----

                 /s/ DAVID B. ROBSON                    Chairman of the Board, Chief Executive
-----------------------------------------------------     Officer and Director
                   David B. Robson

                 /s/ ANTHONY TRIPODO                    Executive Vice President, Chief Financial
-----------------------------------------------------     Officer and Treasurer (principal financial
                   Anthony Tripodo                        and accounting officer)

                                                        Director
-----------------------------------------------------
                 Clayton P. Cormier

                 /s/ RALPH M. EESON                     Director
-----------------------------------------------------
                   Ralph M. Eeson

              /s/ LAWRENCE C. FICHTNER                  Director
-----------------------------------------------------
                Lawrence C. Fichtner

                 /s/ JAMES R. GIBBS                     Director
-----------------------------------------------------
                   James R. Gibbs

                                                        Director
-----------------------------------------------------
                  Steven J. Gilbert

                /s/ STEPHEN J. LUDLOW                   Director
-----------------------------------------------------
                  Stephen J. Ludlow

                /s/ BRIAN F. MACNEILL                   Director
-----------------------------------------------------
                  Brian F. MacNeill

                                                        Director
-----------------------------------------------------
                      Jan Rask

                 /s/ JACK C. THREET                     Director
-----------------------------------------------------
                   Jack C. Threet

                                 EXHIBIT INDEX


        EXHIBIT
          NO.                                    DESCRIPTION
        -------                                  -----------
          4.1*           -- Purchase Agreement, dated October 23, 1998, between
                            Veritas DGC Inc. and Warburg Dillon Read LLC.
                            (Incorporated by reference to Exhibit 4.1 to Veritas DGC,
                            Inc.'s Current Report on Form 8-K dated November 12,
                            1998).
          4.2*           -- registration rights agreement, dated as of October 28,
                            1998, between Veritas DGC, Inc. and Warburg Dillon Read
                            LLC. (Incorporated by reference to Exhibit 4.2 to Veritas
                            DGC, Inc.'s Current Report on Form 8-K dated November 12,
                            1998).
          4.3*           -- Indenture, dated as of October 28, 1998, between Veritas
                            DGC, Inc. and State Street Bank and Trust Company.
                            (Incorporated by reference to Exhibit 4.3 to Veritas DGC,
                            Inc.'s Current Report on Form 8-K dated November 12,
                            1998).
          5.1*           -- Opinion of Porter & Hedges, L.L.P., with respect to the legality of the securities filed herewith.
         12.1*           -- Statement recomputation of ratio of earnings to fixed
                            charges.
         23.1*           -- Consent of PricewaterhouseCoopers LLP.
         23.2*           -- Consent of PricewaterhouseCoopers, Chartered Accountants.
         23.3*           -- Consent of Deloitte & Touche LLP.
         23.4*           -- Consent of Porter & Hedges, L.L.P. (included in Exhibit
                            5.1 Opinion).
         24.1*           -- Power of Attorney (included on signature page).
         25.1*           -- Statement of Eligibility of Trustee.
         99.1*           -- Form of Letter of Transmittal.
         99.2*           -- Form of Notice of Guaranteed Delivery.


---------------

* Previously filed